

First Chester County Corporation

Parent Company of First National Bank of Chester County

2002 ANNUAL REPORT

FIRST CHESTER COUNTY CORPORATION

2002 Annual Report



1863 140th 2003

First Chester County Corporation (formerly First West Chester Corporation) was incorporated under the laws of the Commonwealth of Pennsylvania March 9, 1984, as a Pennsylvania business corporation for the principal purpose of becoming a registered bank holding company, pursuant to the Bank Holding Company Act of 1956, as amended. On August 5, 2001, First Chester County Corporation became a Financial Holding Company pursuant to the Grahm-Leach-Bliley Act of 1999.

The First National Bank of Chester County is engaged in the business of commercial and retail banking, operating under a charter granted by the Comptroller of the Currency on December 10, 1863. The Bank's Financial Management Services Department provides a broad range of personal and corporate trust advisory and investment services. First National Wealth Advisory Services, a subsidiary of the Bank, also provides investment, financial planning, and retirement services as well as long term care and term life insurance.

The Bank currently operates 15 branch offices and 23 Automated Teller Machines in Chester County, and is a member of the Federal Deposit Insurance Corporation (FDIC).

President's Message

140 Years of Banking in Chester County


Charles E. Swope
Chairman of the Board, President and CEO

Dear Fellow Shareholders,

GREAT NEWS – This year we earned a net profit of $5.702 million as of December 31, 2002, an increase of 71.1% compared to net income of $3.332 million earned last year. Earnings in 2002 benefited from an increase of net interest income, strong performance by the Company's residential mortgage unit, and a reduction in the provision for loan losses. Earnings in 2002 also benefited from non-recurring gains on the sale of real estate and investment security sales. * In 2001, earnings were impacted by numerous factors including loan charge-offs, lower net interest margins, and operating expenses relating to our three newest branches.

For 2002, a net earning increase of 71.1%

In 2002, we continued to endure an erratic stock market, an economic slowdown, and a new WAR on terrorism. Despite these adversities, we made great financial achievements by improving lending relationships and overcoming difficulties which impacted last year's income. The establishment of our new Credit Administration Department has enhanced our ability to focus on credit issues and improve the credit quality of the loan portfolio.

As a result of the execution of our strategic plan of branch expansion in Chester County and the outstanding efforts of our business development teams, total deposits grew 12.0% or $59.9 million from $498.8 million at December 31, 2001 to $558.7 million as of December 31, 2002.

Total assets under management and custody of Financial Management Services ("FMS") were $531.8 million as of December 31, 2002, an increase of $34.6 million or 7.0% when compared to December 31, 2001. This increase is the result of new business relationships developed from individuals, local businesses and governmental agencies, partially offset by declines in stock market valuations. FMS revenues were $3.179 million in 2002, an increase of $260 thousand or 8.9% over FMS revenues of $2.919 million in 2001.

Your company has paid quarterly dividends for 140 years. This year, the dividend increased from $0.520 to $0.525, resulting in a yield of approximately 3.2%. This yield, coupled with a 10.5% stock price increase from December 31, 2001 to December 31, 2002, resulted in a total return of 13.7% (Total return was calculated by adding the dividend yield and the percentage increase in the stock price. For purposes of these calculations, the stock price was the average of the bid and asked prices quoted by market makers on the respective dates).

It is my pleasure to announce that we are celebrating our 140th Anniversary of Banking in Chester County. We are proud of our reputation for providing quality financial services and outstanding levels of community service. We have gained the distinction of being the 12th Oldest National Bank in the United States and the Largest Independent National Bank headquartered in Chester County.

**Please refer to the financial information section for further details*

President's Message (cont'd)

DEPOSITS AT OUR THREE NEWEST BRANCHES

We are delighted with the performance of our three newest branches and are planning for the opening of our next branch, to be located in Coatesville, in 2003.

$12.8 Million

Hershey's Mill Branch
1371 Boot Road
East Goshen




OPEN

$8.7 Million

Lionville Branch
111 East Uwchlan Avenue
Lionville

$4.7 Million

New Garden Branch
741 Cypress Street
Kennett Square



President's Message (cont'd)

ONE BILLION DOLLARS IN COMBINED ASSETS*

*Combined assets of First Chester County Corporation and assets under management and custody of the Financial Management Services Division of First National Bank of Chester County again exceeded one billion dollars in 2002.


Corporate Assets
Financial Management Services
dollars in millions
650
600
550
500
450
400
350
300
405.2
470.7
429.6
511.9
445.2
550.7
497.1
584.3
531.8
640.0
1998
1999
2000
2001
2002



Senior Management Staff

seated l to r:
J. Duncan Smith, Kevin C. Quinn, Charles E. Swope (President & CEO), Peter J. D'Angelo and Linda M. Hicks.

standing l to r:
Anthony J. Poluch, Jr., James K. Gallagher, David W. Glarner, Richard W. Kaufmann, Patricia A. Travaglini, James McLaughlin, Michelle E. Venema, Richard M. O'Donnell and William D. Wagenmann, Jr.

On behalf of all the Directors, Officers, and Employees, I would like to thank you, our Shareholders, for your great support and loyalty.

Sincerely,

Charles E. Swope

Charles E. Swope
Chairman of the Board and President

Salute *to* Veterans

We are proud of those Veterans on the First National Bank Team as shown in the photograph taken at the Chester County Courthouse.



(Front L to R) **Lt. John Featherman III**, USN; **Sgt/Maj. Clifford E. DeBaptiste**, US Army; **Capt. David L. Peirce**, USAF; **Col. Charles E. Swope**, USMC; **Cpl. John J. Ciccarone**, US Army; **Cpl. John B. Waldron**, US Army; **Spc. Joy Malinowski**, PA Nat'l Guard; **Lt. Carl Werner**, USN.

(Back L to R) **Petty Officer 2nd Ed Weiss**, USN; **Spc. Tom Delaney**, PA Nat'l Guard; **Sgt. Richard Kaufmann**, US Army Reserves; **Cpl. George Hughes**, US Army; **Petty Officer 2nd Robert Ney**, USN; **Pvt. Jack Jarrett**, US Army; **Sgt. Dennis Garvine**, US Army; **Sgt. Steve Ramsay**, US Army; **Brian Brantley**, USN; **Sgt. Clyde Williams**, US Army; **Cpl. Sam Bruno**, US Army and **Sgt. Richard Swift**, Army Nat'l Guard.

(Not Pictured) **Sgt. John Halsted**, US Army; **Cpl. George Good**, US Army; **Petty Officer 3rd Thomas Hoehle**, USN; **Pvt. Jonas Homa**, US Army; **Donald Lundberg**, USN; **A/2c Bill Mann**, USAF, **1st Lt. Brenton Wallace**, Army Nat'l Guard and **Petty Officer 1st Larry Taylor**, USN.

Board of Directors


Charles E. Swope
Chairman of the Board


David L. Peirce


Clifford E. DeBaptiste


John B. Waldron


John A. Featherman III


John J. Ciccarone


John S. Halsted


M. Robert Clarke


J. Carol Hanson

Though members of the Board of Directors of First National Bank of Chester County hail from different professional backgrounds, they bring a remarkable mix of experience, knowledge and creativity to Bank governance and decision-making. Together they make up one of the most respected Boards in Chester County — meeting regularly to approve large transactions, ensure maximum shareholder return, and provide strategic direction to the Bank.

Our Board of Directors is also unique in the quality and years of dedication they provide. The average length of service for current board members is 18 years. Outside of work, our Board members can be found helping our community through work with non-profit, educational, and civic institutions. Their work, both within and outside the Bank, sets a great example for our employees, customers, and community.

Senior & Executive Management

Every day, our 14 management professionals are leading the Bank towards its goals of providing world-class banking and financial services. The vision of each individual — and the integrity, accountability and sound judgment they bring to their jobs — ensures total customer satisfaction and a strong bottom line, in both fruitful and lean times. Each individual is committed to our customers, devising new and innovative means to serve.

Despite their busy schedules, they still find time to give back to the Chester County community. In 2002, they gave their time, energy and leadership to many organizations, ranging from the United Way to Little League.

(left to right) are:

Charles E. Swope
Chairman of the Board and President

Kevin C. Quinn
Chief Operating Officer





Executive Management

Executive Vice Presidents, seated (left to right) are:
William D. Wagenmann, Jr.–EVP Administrative Services
Peter J. D'Angelo–EVP Personal Banking

Executive Vice Presidents, standing (left to right) are:
J. Duncan Smith–EVP Financial Support Services
Linda M. Hicks–EVP Financial Management Services
David W. Glarner–EVP Business Banking

Senior Management

Senior Vice Presidents, seated (left to right) are:
Anthony J. Poluch Jr.–SVP Personal Banking
Michelle E. Venema–SVP Business Banking
Richard M. O'Donnell–SVP Personal Banking

Senior Vice Presidents, standing (left to right) are:
James McLaughlin–SVP Business Banking
Richard W. Kaufmann–SVP Business Banking
Patricia A. Travaglini–SVP Personal Banking
James K. Gallagher–SVP Business Banking



Restructuring at First National Bank



Kevin C. Quinn
Chief Operating Officer

In 2002, the First National Bank of Chester County restructured its organization to better serve our customers' modern banking needs. The restructuring, which officially commenced in June, has already begun to create efficiencies, increase interdepartmental communication, improve and expand products and services and, most importantly, allow us to better serve our increasing customer base. Through this more streamlined and customer-centric approach, the Bank will be able to maximize all customer relationships, enabling continued growth and profitability.

The restructure began with the promotion of Kevin C. Quinn, formerly Executive Vice President of Financial Management Services, to Chief Operating Officer. Kevin has more than 25 years of banking and financial management experience, and has been with us since 1983. He looks forward to seeing First National reap the rewards of our reorganization while maintaining our core values, saying: "Though we are now better positioned to grow – with increased means to relationship building and product development – we will continue to nurture the values that have made us one of Chester County's most trusted financial institutions."

The Bank's five primary divisions are:

- Personal Banking
- Business Banking
- Financial Management Services (FMS)
- Financial Support Services
- Administrative Services

The following pages examine how the restructuring better aligns each division with the Bank's goals of increased growth, profitability and community involvement.

Personal Banking

Thousands of local residents visit our Chester County branches every day. They are conducting "the business of their lives" – opening their first savings accounts, depositing paychecks, applying for mortgages, and putting a little something away for retirement. They trust First National because we have the services they need, the pricing structures that fit their lifestyles and the personal attention they deserve.



Personal Banking Team (from l to r): Edward C. Weiss, Patricia A. Travaglini, Richard M. O'Donnell and Anthony J. Poluch, Jr.

All aspects of the retail customer's experience are now managed by one division, Personal Banking. This includes all checking, savings, personal loans, residential mortgages and small business accounts, most of which are opened and serviced at one of our many branches. According to Pete D'Angelo, Executive Vice President of Personal Banking, who has been with the Bank since 1986, this means great things for our customers. "The centralization of personal banking creates a "one-stop-shopping" experience for our clients," says Pete. "By focusing solely on retail customers needs and by providing our employees with the tools they need, we can offer our customers faster and more personal service."



Catering to the needs of thousands of customers every day makes for quite a busy division. This year, Pete and his team continued to raise the bar for service, product diversification and growth. Overall deposits grew by 12 percent in 2002 and the three branches opened at the end of 2001 have contributed to this growth. The division also launched a new Same Day Answer personal loan campaign, which has become very effective. "Today, our customers want fast answers," says Pete. "We will continue to develop programs like Same Day Answer to meet their demanding schedules." The Personal Banking group will also team up with other divisions when the need arises, further demonstrating the commitment to capturing 100 percent of each customer's banking needs.

"By focusing solely on retail customers needs and by providing our employees with the tools they need, we are able to offer our customers faster and more personal service."

Moving ahead, Pete and his team will continue to provide the personal attention and customized solutions that our customers have come to rely on. "We have always focused our attention on helping people," explains Pete. "Now that we have centralized all personal banking services into one division, we can focus on our retail customers' growing needs and continue to demonstrate to them why we outpace the competition."

Peter J. D'Angelo
Executive Vice President of Personal Banking

Business Banking

According to Dave Glarner, Executive Vice President of Business Banking and 32-year veteran of First National, "Relationships are everything." And Dave should know, since he and his staff continually develop new ways to strengthen relationships with Chester County's business owners. These relationships – and the creation of the right mix of accounts, loans, leases, and investment and cash management services – are how First National team members help local businesses grow.

> "Our employees will become even more personally invested in the success of our clients."

With the centralization of all Business Banking services, the division's employees have become more responsive, and therefore more valuable, to each client. "Our employees now have the information and analysis they need at their fingertips," explains Dave. "This enables them to better advise the client on the best application of our products for what they are trying to achieve – whether they want to purchase more equipment, increase staff and resources or maximize surplus revenue." The client, in turn, likes the simplicity of dealing with one person for all their business needs, he adds.



Business Banking Team (from l to r): Bill McDougall, Richard M. Kaufmann, James McLaughlin, Michelle E. Venema and Richard McMullen.

First National has the advantage of strong ties to the community and a unique understanding of the business landscape of Chester County. "Our business customers range from the many self-employed small business owners to major technology, retail, and manufacturing businesses to various educational, legal, medical and other service industry specialists," Dave explains. "Each has unique requirements and a different perspective toward growth. That's what makes our total relationship strategy so important." In addition, he says, "Our longevity in this market means there is no learning curve for us in terms of the local economy and marketplace."

Within a year, Dave and his team plan to put the final touches on all of the internal and external systems that are being developed as a result of the restructuring. These systems were designed to ensure the highest level of customer service and efficiency. "Our employees will become relationship managers instead of transaction managers, and will become even more personally invested in the success of our clients."



David W. Glarner
Executive Vice President of Business Banking

Financial Management Services

Some things just keep getting better and better. And, despite the recent sluggish economy, Financial Management Services (FMS), is certainly one of these. Not only because the division continues to contribute significantly to the Bank's bottom line, but because, year after year, it sets the standard in personalized service. It is this customer focus that has helped so many of our clients reach their financial goals. And it's why many of our clients stay with us for a lifetime.



FMS Team (from l to r): Carl Werner, Theresa A. Schailey, Judith A. Harris, and Stephen J. McGann.

FMS is now under the leadership of Executive Vice President Linda Hicks, who was promoted to the position when Kevin Quinn became Chief Operating Officer. Her division encompasses four main departments: *Administration*, which serves as

"We show the value of asset management services to customers every day."

the primary customer service group, offering FMS clients an unsurpassed level of personal attention and financial expertise; the growing *New Business Development Group*, which educates and informs the public about the importance of financial management services through seminars, workshops and personal meetings; the *Investment Group*, which invests and manages the funds (employing a consistent, proven investment philosophy); and *Operations*, a resource for both internal and external customers – processing trades and all other department transaction activity.

Linda attributes the success of FMS to "showing the value of asset management services to customers every day." She has seen first-hand how investing in customer relationships is an investment with rich rewards. "We made a conscious effort to market ourselves in new and different ways," she adds. "Our new business development team has brought in many new clients by reaching out to the community. We plan to continue to promote our high level of service and sound investment strategies."

Linda plans to capitalize on the momentum achieved in 2002 by focusing on three major goals: reviewing all processes to ensure the most efficient and streamlined approach; increasing profitability through creative marketing strategies, referral programs and better alignment with personal and business banking; and continuing to inspire the teamwork which has helped make our Financial Management Services division so successful.



Linda M. Hicks
Executive Vice President of Financial Management Services

Financial Support Services



Financial Support Services Team (from l to r): T. Benjamin Marsho, Patricia Giunta, David L. Wilson, Cheryl Hockenberry and Diane M. Lewis.

Every transaction processed by First National – over 100,000 each day – is facilitated by Executive Vice President J. Duncan Smith and his colleagues in the Financial Support Services division. Customers don't see these behind-the-scenes transactions happen, but they do see the results – easily accessible, real-time banking information. And more often than not, the process is being shortened, enhanced and improved. That's something the customer does notice – and it keeps them coming back.

The Financial Support Services division manages the vast majority of Bank processes, including:

- Accounting and Finance, which handles all of the Company's financial reporting, investments and regulatory compliance
- Cash Management Services, including customer wire transfers, over-night investments and Internet banking
- Electronic Banking, which includes our automated teller machines as well as STAR Cards, Visa Check Cards, and Visa Business Check Cards
- MIS Technical Support, which manages the Bank's core computer systems as well as day-to-day computer technical support
- Customer Support Services, which processes and settles all customer transactions on a daily basis and handles customer inquiries

More than just managing processes, however, Financial Support Services also develops new products and services to help the Bank better serve customers and gain competitive advantage. According to Duncan, he and his teams see continuous improvement as a means to breaking down silos between bank functions, in order that our customer interface can better focus on service, not paperwork. "Continuous improvement gives customers more choices," says Duncan. "And we can now deliver these choices faster and better."

"Continuous improvement gives customers more choices... And we can now deliver these choices faster and better."

Recent milestones include the growth of Internet banking (more than 6,000 customers now use this service) and a new check image and documentation system, which gives customers the opportunity to view checks on-line. Even more exciting was meeting the $100 million milestone in overnight cash sweeps, a process critical to growing businesses. Overnight cash sweeps provide businesses with opportunities to retain just the right amount of cash on a daily basis, while investing excess balances.

In the future, Financial Support Services will continue to find new ways to keep transactions flowing seamlessly and efficiently. Duncan is excited to build on early successes and begin using more of the "power" of existing capabilities – both in terms of employees and technology. "Our focus is on helping the Bank increase profitability by creating efficiencies that allow our employees to focus on customer satisfaction," he says.



J. Duncan Smith
Executive Vice President of Financial Support Services

Administrative Services

Think security, human resources, training, payroll and purchasing have nothing in common? Think again. They are all functions that make it easier for First National employees to serve customers. And according to Bill Wagenmann, Executive Vice President of Administrative Services, "Helping my colleagues so they can better serve our customers is what it's all about."

In 1997, Bill and his teams took a serious look at the Bank's administrative procedures. They updated – and in some cases, computerized – the procedures to more closely reflect "real life" at the Bank. For example, employee time and attendance is tracked via computer, since most employees log on to their computers first thing in the morning, and log off when they leave. Purchasing systems were also automated, so supply inventories are kept according to actual need, not estimates. These are just a few of the procedures now in place, and the division is capitalizing on the momentum.



Administrative Services Team (from l to r): Mary Jim Fulton, Amy Dinning, David Plummer and Clyde Williams.

A key challenge for Administrative Services – both today and in the future – is attracting and retaining high-quality personnel. "As customer needs become more varied, our employees must be knowledgeable in all Bank offerings," he says. "It is then that we will be able to cross-sell, build relationships and provide a true, full-service experience for our customers. We are looking for employees who will go that extra mile, and are hiring accordingly."

"Serving my colleagues so they can better serve our customers is what it's all about."

Bill's management philosophy continues to be centered upon three ideals – productivity, profitability and efficiency. "I believe that by being truly responsive to our fellow employees' needs, we make a direct contribution to the bottom line," he explains. "And as the world of banking continues to evolve, we will too."



William D. Wagenmann, Jr.
Executive Vice President of Administrative Services

A Friend to Chester County

Since 1863, First National Bank has been a friend to Chester County – giving time, expertise and resources to those in need. Our employees are encouraged to make a positive impact in our community through volunteerism, civic leadership and financial support. In return, the Bank complements employee efforts with substantial financial contributions to various local institutions.

We encourage community involvement because we believe that by giving back to others, we create a better community, and a better future, for our families. And, as one of the oldest institutions in Chester County, we feel that setting an example of a "good neighbor" is not only the right thing to do, it is our responsibility.

In 2002, First National continued our tradition of giving in a variety of ways, including:

Fundraising...

Once again, we helped Chester County Hospital raise funds by selling raffle tickets and volunteering at their annual May Festival, a three-day family carnival. Hundreds of employees, identifiable by their bright blue First National T-shirts, participated by doing what they do best – helping hospital staff and vendors collect and manage event proceeds. The Bank also seeded the Hospital's fundraising efforts with a $10,000 donation.



Office of the President
West Chester University
West Chester, Pennsylvania 19383-1000
November 21, 2002
Dr. Charles E. Swope
Chairman of the Board and President
First National Bank of Chester County
9 North High Street
West Chester, PA 19381
Dear Charlie:
The Laurels at Landhope
Combined Driving Event
November 26, 2002
Dear Meredith:
Honorary Chairman
Mrs. John B. Hannum
Mr. George A. Weymouth
Organizing Committee
Yours Sincerely,
James F. O'Rourke
Chairman
December 16, 2002
First National Bank of Chester County
9 N. High Street
West Chester, PA 19381
Dear Ms. Giangiulio:
Sincerely,
Robert Siegel
Board President
enclosure

A Friend to Chester County (cont'd)

Economic Development...

We've also been active promoting economic development in growing Chester County communities. In 2002, our Financial Management Services department managed funds from the 2001 sale of Coatesville's Water Authority. In 2003, the Bank will open a branch in Coatesville to serve the growing number of residents and businesses.



Chester County Commissioners, Andrew Dinniman, Karen Martynick and Colin Hanna with First National Bank of Chester County's Directors.



L to R: Dr. Charles E. Swope, Chairman of the Board, President and CEO First National Bank of Chester County, Reverend Dr. John Schol, Pastor United Methodist Church, Fred Crotchfelt, Chairman of the Board United Methodist Church, Michael Steinberger, Vice President First National Bank of Chester County


Turks Head Inn

L to R: Dr. Charles E. Swope, Chairman of the Board, President and CEO First National Bank of Chester County, Jack McFadden, owner, and David Glarner, Executive Vice President of Business Banking



One of West Chester's largest property owners, Stan Zukin (right) seen here with President Charles E. Swope

Investment in Education...

Investing in educational institutions like West Chester University is a priority of First National. In 2002, we continued our support of the University by managing its scholarship funds. We continued our effort to provide real-life experience for undergraduates of the university's business school through our year-round internship program. And we made our annual financial contributions to help fund educational and capital projects.

Bank employees also help younger students by touring elementary and high schools in the area to discuss saving money and managing a budget.


FIRST NATIONAL BANK
WELCOME WCU STUDENTS

Interns, students & alumni of West Chester University employed at First National Bank of Chester County.

A Friend to Chester County (cont'd)

In 2003, we'll continue to be a friend to Chester County. By giving back to the community and to those in need, we create a better way of life for everyone.

Volunteerism...

First National employees and their families have volunteered their time with a number of community groups such as the Pennsylvania Coalition Against Domestic Violence (PCADV), the Boy and Girl Scouts of Chester County, the Chester County SPCA, the Race for the Cure, and more. On the anniversary of the September 11 tragedy, we were honored to participate in the county's ceremony honoring those who lost their lives. Many Bank employees attended the memorial event, which featured a speech by the mayor of West Chester, a youth choir and a salute to local firefighters and police.

Support for the United Way...

This year was the fifth year of an aggressive giving campaign for the United Way – resulting in more than $100,000 in employee contributions since 1997. In addition, First National employees matched their financial contributions with sweat equity – participating once again in United Way's Days of Caring. Employees spent Saturday, October 26 teaching local children how to overcome challenges in a constructive manner at the Police Athletic League's "Survivor" day.

Girl Scouts. Where Girls Grow Strong.

Special Olympics Pennsylvania - Chester County

PCADV Pennsylvania Coalition Against Domestic Violence

Chester County SPCA
The Society for the Prevention of Cruelty to Animals for Chester County, PA

The Susan G. Komen Breast Cancer Foundation Philadelphia Race for the Cure

On My Honor


FNB

Thomas Hoehle and Bill McDougall helping out at Kennett Square's annual Mushroom Festival.



Kevin C. Quinn, Chief Operating Officer of First National Bank presents the Chester County Boy Scouts' "Distinguished Citizens" award to First National Bank's President, Charles E. Swope.

A Friend to Chester County (cont'd)

Volunteer Spotlight

Being a good neighbor is more than just writing a check. It's donating your time and sharing your expertise with others. At First National, we have many examples of employees with a passion for helping others. Here are just a few:

Carolyn volunteers her time to Wings for Success, a local organization providing women in transition with the tools necessary to obtain and improve employment. This is accomplished by offering skills workshops, clothing and image-enhancement counseling. As a board member, development committee member, and secretary of WINGS, Carolyn has been instrumental in writing grant proposals to secure funding for the organization.



Carolyn A. Boyer (right), Banking Officer, President's Office.



Thomas K. Hoehle, Business Development Officer, Financial Management Services

Tom works closely with La Comunidad Hispana Inc., an organization that helps our area's Latino families find healthcare, affordable housing and education. Thomas conducts finance and banking seminars to Hispanic groups throughout Kennett Square.

Diane donates her time to the Special Olympics of Chester County. She coaches a number of sports including soccer, volleyball and track and field. In 2003, Diane will participate in the International Special Olympics Festival in Ireland as a member of the USA Track and Field coaching staff. Diane also will serve as the Special Olympic chairperson for the 2003 Radnor Hunt Invitational.



Diane M. Lewis, Assistant Vice President, Electronic Banking

Shareholder Info & Branch Locations

The Annual Meeting

The Annual Meeting of Shareholders of First Chester County Corporation will be held on Tuesday, March 11, 2003 at the West Chester Golf and Country Club, 111 W. Ashbridge Street, West Chester, Pennsylvania.

Common Stock

First Chester County Corporation Common Stock is traded in the over-the-counter market under the symbol of "FCEC". Daily quotes can be found at **www.fnbchestercounty.com**.

Dividend Reinvestment Plan

First Chester County Corporation offers its shareholders a commission-free way to increase their investment in the Corporation. Through the Dividend Reinvestment Plan, holders of stock may have their quarterly dividends and monthly optional cash payments invested in additional common shares. Shareholders not yet enrolled in this plan, as well as brokers and custodians who hold stock for their clients, may receive plan information and enrollment cards by contacting our Shareholder Relations Department at the address shown below.

Shareholder Assistance

John C. Stoddart
Shareholder Relations Officer
First Chester County Corporation
P.O. Box 523
West Chester, PA 19381-0523
484-881-4141

Transfer and Dividend Paying Agent/Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 1-800-368-5948

First National Wealth Advisory Services

111 E. Uwchlan Ave.
Lionville • 484-881-4684

www.fnbchestercounty.com

Market Makers

Janney Montgomery Scott, Inc.
1205 Westlakes Drive, Suite 380
Berwyn, PA 19312
John Conaboy 800-542-8846

Legg Mason Wood Walker
2 North Church Street
West Chester, PA 19380
Michael Fetrow 800-610-3393

Monroe Securities, Inc.
(Investment brokers for institutions only)
47 State Street, 2nd floor
Rochester, NY 14614
Jack Rubens 800-766-5560

Boenning & Scattergood Inc.
4 Tower Bridge
Suite 300
West Conshohocken, PA 19428
James Lennon 800-883-1212

Banking Offices

General Banking Info: 484-881-4000 ***First Phone: 1-866-316-1212***

Main Office
9 North High Street
West Chester • 484-881-4010

Exton Area Office
Route 100 and Boot Road
West Chester • 484-881-4550

Market Street Office
17 East Market Street
West Chester • 484-881-4090

Kennett Square Office
126 West Cypress Street
Kennett Square • 484-881-4570

West Goshen Office
311 North Five Points Road
West Chester • 484-881-4460

Frazer Office
309 Lancaster Avenue, Westgate Plaza
Frazer • 484-881-4610

Westtown-Thornbury Office
Routes 202 and 926
West Chester • 484-881-4520

Matlack Office
887 S. Matlack Street
West Chester • 484-881-4425

Lionville Office
111 E. Uwchlan Ave.
Lionville • 484-881-4650

Mortgage Center
1 South High Street
West Chester • 484-881-4250

New Garden Office
741 West Cypress Street
Kennett Square • 484-881-4600

Hershey's Mill Office
1371 Boot Road
West Chester • 484-881-4500

*Retirement Community Branches

Crosslands • 484-881-4706
Granite Farms • 484-881-4711
Kendal • 484-881-4701
Lima Estates • 484-881-4716

**Limited to residents and employees only.*

ATM Only Locations

West Chester University
Sykes Student Union & Lawrence Center
West Chester

Exton Exxon
Rt. 100 & Rt. 30, Exton

Triple Fresh Market
801 Doerun Road, East Fallowfield

Sheller Oil Company
603 Montgomery Ave.
West Chester

Boomers Family Entertainment Cntr.
1056 Gap-Newport Pike, Avondale

Chester County Hospital
701 East Marshall Street
West Chester

Government Services
Westtown Road, West Chester

2002 Financial Highlights

First Chester County Corporation and Subsidiaries

(Dollars in thousands, except per share)

INCOME & DIVIDENDS	2002	2001	2000
Net income	$5,702	$3,332	$6,002
Net income per share (basic)	1.29	0.75	1.33
Cash dividends declared	2,323	2,318	2,303
Cash dividends declared per share	0.525	0.520	0.510
AT YEAR END			
Total assets	$640,010	$584,332	$550,689
Total loans	447,682	448,110	406,889
Total investments	128,375	80,741	94,195
Total deposits	558,738	498,825	471,490
Stockholders' equity	48,612	43,839	43,012
Book value per share	10.97	9.91	9.61
Financial Management Services assets under management and custody*	531,756	497,120	445,150
PERFORMANCE & CAPITAL RATIOS			
Return on average assets	0.94%	0.60%	1.15%
Return on average equity	12.25%	7.75%	15.03%
Average shareholders' equity to average assets	7.71%	7.79%	7.64%
Leverage ratio	8.29%	7.65%	8.19%
Tier 1 capital ratio	10.83%	9.50%	10.63%
Total risk-based capital ratio	12.08%	10.75%	11.88%

Total Assets


Dollars in Millions
$700
$650
$600
$550
$500
$450
$400
$350
$640.0
$584.3
$550.7
2000
2001
2002
Year

FMS Assets*


$700
$650
$600
$550
$500
$450
$400
$350
$531.8
$497.1
$445.2
2000
2001
2002
Year

Total Deposits


$700
$650
$600
$550
$500
$450
$400
$350
$558.7
$498.8
$471.5
2000
2001
2002
Year

*These assets are managed by the Financial Management Services Division of the Bank and should not be deemed as assets of the Bank or the Corporation.

2002 Financial Information

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FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

FIVE-YEAR STATISTICAL SUMMARY

(Dollars in thousands, except per share data)

STATEMENTS OF CONDITION

	December 31				
	2002	2001	2000	1999	1998
Assets	$ 640,010	$ 584,332	$ 550,689	$ 511,902	$ 470,693
Loans	447,682	448,110	406,889	354,338	320,395
Investment securities	128,375	80,741	94,195	113,040	109,786
Deposits	558,738	498,825	471,490	448,433	418,398
Stockholders' equity	48,612	43,839	43,012	38,182	39,723
Financial Management Services assets under management and custody [1]	531,756	497,120	445,150	429,597	405,217

STATEMENTS OF INCOME

	Year Ended December 31				
	2002	2001	2000	1999	1998
Interest income	$ 37,101	$ 38,985	$ 39,728	$ 35,107	$ 33,753
Interest expense	10,673	15,586	16,983	14,543	14,135
Net interest income	26,428	23,399	22,745	20,564	19,618
Provision for possible loan losses	2,231	2,929	876	799	911
Net interest income after provision for possible loan losses	24,197	20,470	21,869	19,765	18,707
Non-interest income	9,154	6,638	6,112	5,008	4,687
Non-interest expense	25,205	22,415	19,724	17,506	16,278
Income before income taxes	8,146	4,693	8,257	7,267	7,116
Income taxes	2,444	1,361	2,255	2,050	2,100
Net income	$ 5,702	$ 3,332	$ 6,002	$ 5,217	$ 5,016

PER SHARE DATA [2]

	2002	2001	2000	1999	1998
Net income per share (Basic)	$ 1.29	$ 0.75	$ 1.33	$ 1.14	$ 1.09
Net income per share (Diluted)	$ 1.28	$ 0.74	$ 1.31	$ 1.13	$ 1.07
Cash dividends declared	$ 0.525	$ 0.520	$ 0.510	$ 0.490	$ 0.470
Book value	$ 10.97	$ 9.91	$ 9.61	$ 8.40	$ 8.61
Basic weighted average shares outstanding	4,423,113	4,451,351	4,511,761	4,571,929	4,609,874
Diluted weighted average shares outstanding	4,456,152	4,495,357	4,531,145	4,624,370	4,676,031

(1) These assets are managed by the Financial Management Services Division of the Bank and are not assets of the Bank or the Corporation.

(2) All per share data has been retroactively adjusted for stock splits and stock dividends.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion is intended to further your understanding of the consolidated financial condition and results of operations of First Chester County Corporation (the "Corporation") and its wholly-owned subsidiaries, The First National Bank of Chester County (the "Bank"), FNB Property Management, LLC, First National Insurance Services, LLC, Turks Head Properties, Inc., and First Chester County Capital Trust I. It should be read in conjunction with the consolidated financial statements included in this report.

In addition to historical information, this discussion and analysis contains statements relating to future results of the Corporation that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can often be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "may," "will," "should" "or anticipates" or similar terminology. These statements involve risks and uncertainties and are based on various assumptions. Although the Corporation believes that its expectations are based on reasonable assumptions, investors and prospective investors are cautioned that such statements are only projections. The risks and uncertainties noted below, among others, could cause the Corporation's actual future results to differ materially from those described in forward-looking statements made in this report or presented elsewhere by Management from time to time.

These risks and uncertainties include, but are not limited to, the following: (a) loan growth and/or loan margins may be less than expected due to competitive pressures in the banking industry and/or changes in the interest rate environment; (b) general economic conditions in the Corporation's market area may be less favorable than expected resulting in, among other things, a deterioration in credit quality causing increased loan losses; (c) costs of the Corporation's planned training initiatives, product development, branch expansion, new technology and operating systems may exceed expectations; (d) competition among financial and non-financial institutions in the Corporation's market area that may result in customer turnover and lower interest rate margins; (e) changes in the regulatory environment, securities markets, general business conditions and inflation may adversely affect loan demand, credit quality, consumer spending and saving habits, and interest rate margins; (f) impact of changes in interest rates on customer behavior; (g) the impact of changes in demographics on branch locations; (h) technological changes; (i) changes in the value of securities and investments managed for others may affect the growth level of the Corporation's non-interest income; (j) changes in the credit of our borrowers, the collateral securing assets or other aspects of credit quality; and (k) our ability to manage the risks involved in the foregoing. These risks and uncertainties are all difficult to predict and most are beyond the control of the Corporation's Management.

The Corporation undertakes no obligation to publicly release any revisions to the forward-looking statements to reflect events or circumstances after the date of this report.

EARNINGS AND DIVIDEND SUMMARY

In 2002, net income increased $2.4 million or 71.1% from $3.3 million to $5.7 million. Several factors contributed to this large percentage increase, including an increase in net interest income, increases in non-interest income and a reduction in the provision for loan loss expense when compared to the same period last year. The increase in net interest income was primarily the result of a decrease in interest expense as the rates paid on deposit accounts and the cost of borrowings decreased. The growth in non-interest income in 2002 can be attributed to gains and fees earned on the sale of residential mortgage assets and non-recurring gains from the sale of real estate assets and investment securities as well as increased revenue from our Financial Management Services (FMS) division. The provision for loan loss expense decreased in 2002 due to better performance of the Corporation's loan portfolio and generally lower loan losses. In 2002, the Corporation restructured its banking divisions and established a new credit administration department to enhance its ability to focus on credit issues and improve overall credit quality.

In 2001, net income decreased $2.7 million or 44.5% from $6.0 million in 2000 to $3.3 million. The decrease in net income was primarily the result of an increase in the provision for loan losses as compared to the provision taken in 2000. The increase in the provision for loan loss expense was primarily due to the partial charge-offs of specific commercial loan relationships that had operating difficulties and/or had been impacted by the slowdown in the national and local economies. In addition to adversely impacting earnings, the situation with these borrowers also impacted loan delinquencies as the remaining balances of these loans were placed on non-accrual status. Other factors adversely impacting 2001 earnings were the rapid interest rate decreases engineered by the Federal Reserve during 2001 and the costs associated with the three new bank branches added during the year. These factors were partially offset by growth in earning assets and management's strategic innovation to offer additional services to the Bank's customers to increase non-interest income components.

On a per share basis, 2002 earnings were $1.29, an increase of 72.0% over 2001 earnings of $0.75. On a per share basis, 2001 earnings were 43.6% lower than 2000 earnings of $1.33. Cash dividends per share in 2002 were $0.525, a 1.0% increase over the 2001 dividend of $0.520. Cash dividends per share in 2001 were 2.0% higher than the 2000 dividend of $0.510. In the past, the Corporation's practice has been to pay a dividend of at least 35.0% of net income.

PERFORMANCE RATIOS	2002	2001	2000	1999
Return on Average Assets	0.94%	0.60%	1.15%	1.09%
Return on Average Equity	12.25%	7.75%	15.03%	13.30%
Earnings Retained	59.26%	30.43%	61.63%	57.08%
Dividend Payout Ratio	40.74%	69.57%	38.37%	42.92%

The "Consolidated Average Balance Sheet" on page 29 may assist the reader in the following discussion.

NET INTEREST INCOME

Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income, on a tax equivalent basis, increased 13.4% or $3.1 million from $23.4 million in 2001 to $26.5 million in 2002, compared to a 1.9% increase or $437 thousand from 2000 to 2001. The increase in tax equivalent net interest income for both periods was the result of an increase in average interest-earning assets and lower yields paid on interest-bearing liabilities partially offset by a decrease in the average yield earned on average interest earning-assets.

Average interest-earning assets for 2002 were $563.5 million an increase of $49.2 million or 9.6% when compared to 2001. In 2001 average interest-earning assets were $514.3 million an increase of $27.9 million or 5.7% compared to 2000. The increase in average interest-earning assets for 2002 was a result of increases in average loans outstanding, funds invested in federal funds and other overnight investments and investment security balances. The increase in 2001 was the result of increases in average loans outstanding and funds invested in federal funds and other overnight investments, partially off-set by a decrease in average investment security balances.

Net yields on interest-earning assets, on a tax equivalent basis, were 4.71%, 4.55% and 4.72% for 2002, 2001 and 2000, respectively, an increase of 16 basis points for 2002 and a decrease of 17 basis points for 2001. The increase in the average net-yield on interest-earning assets for 2002 was primarily the result of a decrease in the average yield on interest-bearing liabilities that outpaced the decrease in the yield earned on interest-earning assets. The yield in 2001 was negatively impacted by the falling interest rate environment throughout the year as interest-earning assets repriced more rapidly than interest-earning liabilities and by the reversal of interest and fee income associated with a large loan balance that was placed on non-accrual during that year. The average yield earned on interest-earning assets decreased 12.9% or 98 basis points to 6.60% from 2001 to 2002 and 7.7% or 63 basis points to 7.58% from 2000 to 2001. The average yield paid on interest-bearing liabilities decreased at a much greater pace for both periods: 37.5% or 141 basis points to 2.35% from 2001 to 2002 and 12.2% or 52 basis points to 3.76% from 2000 to 2001.

Continued low interest rates and pricing competition, as well as any further rate decreases, may continue to put pressure on the net-interest margin and may adversely impact of net-interest income in future time periods.

AVERAGE INTEREST RATES (ON A TAX EQUIVALENT BASIS)

YIELD ON	2002	2001	2000
Interest-Earning Assets	6.60%	7.58%	8.21%
Interest-Bearing Liabilities	2.35	3.76	4.28
Net Interest Spread	4.25	3.82	3.93
Contribution of Interest-Free Funds	0.46	0.73	0.79
Net Yield on Interest-Earning Assets	4.71%	4.55%	4.72%

INTEREST INCOME ON FEDERAL FUNDS SOLD AND OTHER OVERNIGHT INVESTMENTS

Interest income on federal funds sold and other overnight investments increased 47.7% to $378 thousand from $257 thousand in 2001. The increase in interest income on federal funds sold and other overnight investments is the direct result of increases in the average federal fund balances of $13.1 million to $20.9 million in 2002 from $7.8 million in 2001. The increase in interest income earned on federal funds sold in 2002 was partially offset by a 45.0% or 148 basis point decrease in rates earned on such investments. During 2002 and 2001 the Corporation's deposit growth out paced its loan growth resulting in excess cash that was invested in federal funds and other overnight investments and investment securities.

INTEREST INCOME ON INVESTMENT SECURITIES

On a tax equivalent basis, interest income on investment securities decreased $190 thousand or 3.7% from $5.1 million in 2001 to $4.9 million in 2002, compared to a $1.9 million or 27.3% decrease from 2000 to 2001. The decrease in investment interest income from 2001 to 2002 was the direct result of a 16.9% or 100 basis point decrease in the yield earned on investment securities partially offset by a 15.7% or $13.5 million increase in the average investment security balance. The decrease in investment interest income from 2000 to 2001 was the direct result of a $20.9 million or 19.5% decrease in the average balance of investment securities and a 63 or 9.6% basis point decrease in the yield on investment securities.

INTEREST INCOME ON LOANS

Interest income on loans, on a tax equivalent basis, generated by the Corporation's loan portfolio decreased 5.1% from $33.6 million in 2001 to $31.9 million in 2002. The decrease in interest income on loans was the direct result of a 9.9% or 79 basis point decrease in the yield earned on the portfolio, partially offset by an increase in the average balance of $22.7 million or 5.4% from $420.0 million in 2001 to $442.6 million in 2002. In addition, a $225 thousand recovery of past due accrued interest and late charges related to the restructuring of one large commercial loan relationship in 2002 partially offset the decrease in the interest income earned. Interest income on a tax equivalent basis, generated by the Corporation's loan portfolio increased 2.3% from $32.9 million in 2000 to $33.7 million in 2001. The increase in interest income for 2001 was the direct result of an increase of $41.8 million in the average balance of loans outstanding partially offset by a 69 basis point or 7.9% decrease in the average rated earned on the loan portfolio. During 2001, interest income on loans was also impacted by the reversal of interest and income associated with loans placed on non-accrual during the third and fourth quarters of 2001. Loan pricing pressure will continue to reduce overall loan yields and net interest margins for future time periods.

INTEREST EXPENSE ON DEPOSIT ACCOUNTS

Interest expense on deposits decreased 34.1% from $14.2 million in 2001 to $9.3 million in 2002. The decrease in interest expense on deposit accounts was the direct result of a 40.2% or 147 basis point decrease on rates paid on interest bearing deposits partially offset by a 10.4 % or $40.4 million increase in the average interest-bearing deposit balance. Interest expense on deposits decreased 7.3% from $15.3 million in 2000 to $14.2 in 2001. The decrease in interest expense on deposits from 2000 to 2001 was the result of a 11.6% or 48 basis point decrease on rates paid on interest-bearing deposits partially offset by a 4.6% or $17.0 million increase in the average interest-bearing deposit balance.

The Corporation's effective rate on interest-bearing deposits changed from 4.18%, 3.91%, 3.45%, and 2.99% in the first, second, third, and fourth quarters of 2001, respectively, to 2.52%, 2.34%, 2.12%, and 1.79% in the first, second, third, and fourth quarters of 2002, respectively. Competition for deposits from local community banks as well as non-banking institutions such as credit union and mutual fund companies continues to be strong. Despite this competition, the

Corporation's deposit base continues to grow and is expected to grow as we continue to open new branches and attract new customers with new services. Total deposits continue to grow at our new branches as well as at our existing sites. The Corporation continually explores for new branch sites to expand its core deposit base.

PROVISION FOR LOAN LOSSES

During 2002, the Corporation recorded a provision for loan losses of $2.2 million, compared to $2.9 million and $876 thousand in 2001 and 2000, respectively. Net charge-offs in 2002 were $2.3 million, compared to $3.2 million and $528 thousand in 2001 and 2000, respectively. Net charge-off's as a percentage of average loans outstanding were 0.53%, 0.76% and 0.14% for 2002, 2001 and 2000, respectively. The provision expense in both 2002 and 2001 was increased over historical levels to provide for increased loan write-downs and charge offs taken during those years on several commercial loan relationships that had some operating difficulties and were impacted by the changes in the economy. Management believes that the allowance for loan losses is adequate based on its current assessment of probable and estimated losses. In 2002, the Corporation restructured its banking divisions and established a new credit administration department to enhance its ability to focus on credit issues and improve overall credit quality. The allowance for loan losses as a percentage of loans outstanding was 1.39% and 1.42% for 2002 and 2001, respectively.

NON-INTEREST INCOME

Total non-interest income increased $2.5 million or 37.9%, from $6.6 million in 2001 to $9.2 million in 2002, compared to an increase of $526 thousand or 8.6% from 2000 to 2001. A primary component of non-interest income is Financial Management Services ("FMS") revenue, which increased $260 thousand or 8.9%, from $2.9 million in 2001 to $3.2 million in 2002, compared to a decrease of $131 thousand or 4.3%, from $3.1 million in 2000 to $2.9 million in 2001. The market value of FMS assets under management and custody grew 7.0% from $497.1 million at December 31, 2001 to $531.8 million at December 31, 2002. FMS assets under management and custody grew 11.7% or $52.0 million in 2001. On January 3, 2003, a customer withdrew its funds from the FMS department totaling $37.0 million. Because of the competitive pricing on this account it is not expected to materially affect revenue derived from FMS. The increase in Financial Management Services revenue and growth in assets under management and custody, in 2002, can be attributed to strong business development efforts focusing on local individuals, businesses, and political and governmental units, which generated new asset management accounts, partially offset by declines in equity values due to stock market fluctuations.

Service charges on deposit accounts increased $412 thousand or 28.0% from $1.5 million in 2001 to $1.9 million in 2002 and increased $422 thousand or 40.1% in 2001 from 2000. The increase in both years can be attributed to the growth in the number and volume of deposit accounts and the introduction of "Bounce Protection", a deposit-related service, which was introduced in July 2001. Management expects this component of non-interest income to continue to grow as deposits grow.

Gains on the sale of investment securities also contributed to the increase in non-interest income. Gains on the sale of investment securities increased $32 thousand or 17.8% from $180 thousand in 2001 to $212 thousand in 2002. The gains realized in 2002 are the result of a normal portfolio management and to take advantage of the current rate environment. In 2001 gains were realized as a result of security sales for liquidity purposes.

The Corporation has operating lease agreements with two customers. The income on these agreements is classified as "Rental Income". Rental income on operating lease agreements increased $538 thousand from $212 thousand in 2001 to $750 thousand in 2002, compared to a $190 thousand increase in 2001. See related depreciation expense in the non-interest expense section.

Gains on sale of fixed assets and OREO (other real estate owned) increased $345 thousand from $93 thousand in 2001 to $438 thousand in 2002, compared to a decrease of $472 thousand in 2001. The increase in 2002 was due to the disposal of two OREO properties and the sale of a piece of real property adjacent to the Bank's Lionville branch. In 2000, the Corporation realized a gain on the sale of a branch office. Management anticipates these gains to be non-recurring.

Gains and fee income generated in the sale of residential mortgage loans increased $457 thousand from $265 thousand in 2001 to $722 thousand in 2002 compared to a $230 thousand increase in 2001. As a result of the low mortgage interest rate environment residential mortgage refinancing and real estate purchases have been strong. This activity has resulted in a high volume of mortgage originations and sales. When a mortgage is sold all unamortized fees collected are recognized as income for that period and any gain or loss based on the current market value is recorded at the time of the sale. The Corporation retains the servicing on most loans sold and earns a servicing fee.

Other non-interest income increased $472 thousand or 31.6% from $1.5 million in 2001 to $2.0 million in 2002 compared to a $72 thousand increase in 2001. The primary components of other non-interest income are loan late fee and loan early termination fee income of $294 thousand and electronic banking revenue of $765 thousand for the year ended December 31, 2002.

NON-INTEREST EXPENSE

Total non-interest expense increased $2.8 million or 12.4% from $22.4 million in 2001 to $25.2 million in 2002, compared to an increase of $2.7 million or 13.6% from 2000 to 2001. The growth in non-interest expense reflects the increased costs incurred to service the Corporation's expanding customer base. The various components of non-interest expense changes are discussed below.

Employee salaries and benefits increased $1.6 million or 13.2% from $12.3 million in 2001 to $13.9 million in 2002, compared to $1.3 million or 11.6% increase from 2000 to 2001. Increased staff, annual employee raises, promotions and a proportional increase in employee benefits are primarily responsible for the increases in both years. The Corporation's full-time equivalent employees were 254, 250, and 205 at the end of 2002, 2001, and 2000, respectively.

Net occupancy, equipment and data processing expense increased $694 thousand or 16.4% from $4.2 million in 2001 to $4.9 million in 2002, compared to $212 thousand or 5.26% increase from 2000 to 2001. The increases are the direct result of the opening of three full service branches during 2001 as well as increased computer and related equipment costs associated with the expansion, upgrading and maintenance of the Corporation's computers and networking infrastructure.

Depreciation on operating leases increased $505 thousand or 311.7% from $162 thousand in 2001 to $667 thousand in 2002 compared to a $115 thousand or 244.7% increase from 2000 to 2001. This depreciation expense is the result of operating lease agreements the Corporation has with two of its customers. The income associated with this operating lease is classified as rental income. See related discussion of rental income in Non-Interest income section, above.

Professional services increased $257 thousand or 22.3% from $1.2 million in 2001 to $1.4 million in 2002 compared to a decrease of $64 thousand or 5.3% from 2000 to 2001. The increase in 2002 is the result of increased audit, accounting, and consultant fees, generally, and legal fees related to loan work-out activities. The decrease in 2001 was attributed to higher legal fees incurred in 2000.

FDIC deposit insurance expense was $86, $86 and $89 thousand for the year's 2002, 2001 and 2000, respectively. Bank shares tax was $480 thousand in 2001 and $482 thousand in 2002 compared to a $425 thousand in 2001. Bank Shares Tax was 0.92%, 1.10% and 1.07% of average stockholder's equity for 2002, 2001, and 2000, respectively. The Pennsylvania Bank Shares Tax is based primarily on Bank stockholder's equity and paid annually.

Total other non-interest expense decreased $280 thousand or 7.0% from $4.0 million in 2001 to $3.7 million in 2002. The decrease in 2002, in other non-interest expense can be primarily attributed to a decrease in general supplies expense. Total other non-interest expense increased $1.1 million or 37.5% from 2000 to 2001. The increase in 2001 was primarily the result of increased OREO expense, increased costs associated with other equity investments, and increased operating costs associated with the Corporation's growth.

INCOME TAXES

Income tax expense was $2.4 million in 2002 compared to $1.4 million in 2001 and $2.3 million in 2000, representing an effective tax rate of 30.0%, 29.0% and 27.3%, respectively. The effective tax rate in 2002 and 2001 increased due to changes in the tax exempt components of the Corporation's balance sheet and income statement.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED AVERAGE BALANCE SHEET AND TAX EQUIVALENT INCOME/EXPENSES AND RATES FOR THE YEAR ENDED DECEMBER 31, 2002

	2002			2001			2000		
(Dollars in thousands)	Daily Average Balance	Interest	Rate	Daily Average Balance	Interest	Rate	Daily Average Balance	Interest	Rate
ASSETS									
Federal funds sold and other overnight investments	$ 20,861	$ 378	1.81%	$ 7,774	$ 256	3.29%	$ 794	$ 45	5.67%
Interest bearing deposits in banks	210	5	2.38%	238	5	2.10%	186	4	2.15%
Investment securities									
Taxable	98,092	4,797	4.89%	84,466	4,980	5.90%	104,927	6,874	6.55%
Tax-exempt [1]	1,718	127	7.38%	1,814	134	7.40%	2,224	160	7.19%
Total investment securities	99,810	4,924	4.93%	86,280	5,114	5.93%	107,151	7,034	6.56%
Loans [2]									
Taxable	440,054	31,702	7.20%	417,183	33,331	7.99%	372,123	32,312	8.68%
Tax-exempt [1]	2,559	204	7.97%	2,801	278	9.91%	6,088	549	9.02%
Total loans	442,613	31,906	7.21%	419,984	33,609	8.00%	378,211	32,861	8.69%
Total interest-earning assets	563,494	37,213	6.60%	514,276	38,984	7.58%	486,342	39,944	8.21%
Non-interest-earning assets									
Allowance for possible loan losses	(6,542)			(6,579)			(6,546)		
Cash and due from banks	24,064			23,782			23,647		
Other assets	22,660			20,394			19,196		
Total assets	$603,676			$551,873			$522,639		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings, NOW, and money market deposits	$292,446	$3,875	1.33%	$240,000	$5,869	2.45%	$230,304	$ 7,320	3.18%
Certificates of deposit and other time	135,006	5,473	4.05%	147,016	8,313	5.65%	139,744	7,984	5.71%
Total interest-bearing deposits	427,452	9,348	2.19%	387,016	14,182	3.66%	370,048	15,304	4.14%
Securities sold under repurchase agreements	779	23	2.95%	2,912	96	3.30%	2,663	137	5.14%
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	2,288	136	5.75%	-	-	-	-	-	-
Federal Home Loan Bank advances and other borrowings	24,027	1,166	4.85%	24,254	1,308	5.39%	23,919	1,542	6.45%
Total interest-bearing liabilities	454,546	10,673	2.35%	414,182	15,586	3.76%	396,630	16,983	4.28%
Non-interest-bearing liabilities									
Non-interest-bearing demand deposits	97,266			88,923			80,415		
Other liabilities	5,327			5,759			5,670		
Total liabilities	557,139			508,864			482,715		
Stockholders' equity	46,537			43,009			39,924		
Total liabilities and stockholders' equity	$603,676			$551,873			$522,639		
Net interest income		$26,540			$23,398			$22,961	
Net yield on interest-earning assets			4.71%			4.55%			4.72%

[1] The indicated income and annual rate are presented on a tax equivalent basis using the federal marginal rate of 34%, adjusted for the TEFRA 20% penalty for 2002, 2001, and 2000.

[2] Nonaccruing loans are included in the average balance.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY MANAGEMENT AND INTEREST RATE SENSITIVITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for business expansion. Liquidity management addresses the Corporation's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling Senior Management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. The primary sources of liquidity for the Corporation are funding available from deposit growth, Federal Home Loan Bank ("FHLB"), and cash flow from the investment and loan portfolios. In addition, new deposits to NOW, money market, savings, and smaller denomination certificates of deposit accounts provide additional liquidity. The Corporation considers funds from such sources to comprise its "core" deposit base because of the historical stability of such sources of funds. Additional liquidity comes from the Corporation's non-interest bearing demand deposit accounts and credit facilities. Other deposit sources include a tiered savings product and certificates of deposit in excess of $100,000. Details of core deposits, non-interest-bearing demand deposit accounts and other deposit sources are highlighted in the following table:

DEPOSIT ANALYSIS

(Dollars in thousands)

	2002		2001		2000	
DEPOSIT TYPE	Average Balance	Effective Yield	Average Balance	Effective Yield	Average Balance	Effective Yield
NOW	$ 79,587	0.38%	$ 71,034	1.13%	$ 67,923	1.71%
Money Market	25,430	1.37	22,490	2.37	25,934	2.93
Statement Savings	53,754	1.44	47,077	2.53	48,514	3.04
Other Savings	1,567	1.34	1,758	2.39	2,092	2.72
CD's Less than $100,000	109,362	4.18	117,282	5.73	112,287	5.69
Total Core Deposits	269,700	2.23	259,641	3.58	256,750	3.84
Non-Interest-Bearing Demand Deposits	97,266	--	88,923	--	80,415	--
Subtotal	366,966	1.64	348,564	2.67	337,165	2.92
Tiered Savings	132,108	1.84	97,641	3.38	85,841	4.50
CD's Greater than $100,000	25,644	3.52	29,734	5.36	27,457	5.80
Total Deposits	$524,718		$475,939		$450,463	

The Bank, as a member of the FHLB, maintains several credit facilities. As of December 31, 2002, the amount outstanding under the Bank's line of credit with the FHLB was $0. Additionally, the FHLB offers several other credit-related products, which are available to the Bank. The Corporation utilizes borrowings from the FHLB and collateralized repurchase agreements in managing its interest rate risk and as a tool to augment deposits and in funding asset growth. The Corporation may utilize these funding sources to better match its assets that are subject to longer term repricing (i.e., between one and five years).

At December 31, 2002, FHLB borrowings were $22.7 million compared to $31.8 million in 2001, respectively. During 2002 and 2001, average FHLB advances were approximately $24.0 million and $24.3 million, respectively and consisted of short and long term advances representing a combination of maturities. The average interest rate for 2002 and 2001 on these advances was approximately 4.9% and 5.4% respectively. The Bank currently has a maximum borrowing capacity with the FHLB of approximately $197.7 million.

The goal of interest rate sensitivity management is to avoid fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period. The Corporation's net interest rate sensitivity of its "gap position" within one year is a negative $143,494 million or 22.4% of total assets at December 31, 2002, compared with a negative $127,635 million or 21.8% of total assets at the end of 2001. The Corporation's gap position is just one tool used to evaluate interest rate risk and the stability of net interest margins. The data in the following chart represents the gap position at a specific point in time and may not be indicative of future gap positions. Another tool that Management uses to evaluate interest rate risk is a computer simulation model that assesses the impact of changes in interest rates on net interest income, net-income under various interest rate forecasts and scenarios. Management has set acceptable limits of risk within its Asset Liability Committee ('ALCO') policy and monitors the results of the simulations against these limits quarterly. Management monitors interest rate risk as a regular part of corporate operations with the intention of maintaining a stable net interest margin.

INTEREST RATE SENSITIVITY GAP AS OF DECEMBER 31, 2002

(Dollars in thousands)	Within One Year	Through Five Years	Five Years	Non-Rate Sensitive	Total
ASSETS					
Federal funds sold	$ 17,000	$ -	$ -	$ -	$ 17,000
Investment securities	54,746	32,728	40,901	-	128,375
Interest bearing deposits in banks	90	-	-	-	90
Loans and leases	195,944	220,286	31,452	(6,230)	441,452
Cash and due from banks	-	-	-	31,777	31,777
Premises & equipment	-	-	-	13,944	13,944
Other assets	-	-	-	7,372	7,372
Total assets	$ 267,780	$ 253,014	$ 72,353	$ 46,863	$ 640,010
LIABILITIES AND CAPITAL					
Non-interest-bearing deposits	$ -	$ -	$ -	$ 109,012	$ 109,012
Interest bearing deposits	405,871	38,524	5,331	-	449,726
Securities sold under repurchase agreements	-	-	-	-	-
Guaranteed Preferred Securities	5,000	-	-	-	5,000
FHLB advances and other borrowings	260	17,598	4,820	-	22,678
Other liabilities	143	-	4,839	-	4,982
Capital	-	-	-	48,612	48,612
Total liabilities and capital	$ 411,274	$ 56,122	$ 14,990	$ 157,624	$ 640,010
Net interest rate sensitivity gap	$(143,494)	$196,892	$ 57,363	$(110,761)	$ -
Cumulative interest rate sensitivity gap	$(143,494)	$ 53,398	$ 110,761	$ -	$ -
Cumulative interest rate sensitivity gap divided by total assets	(22.4%)	8.3%	17.3%		

As mentioned above, the Corporation's gap position is one factor used to evaluate interest rate risk and the stability of net interest margins. Other factors include computer simulations of what might happen to net interest income under various interest rate forecasts and scenarios. The Corporation's Asset Liability Management Policy requires quarterly calculation of the effects of changes in interest rates on net interest income. The table below summarizes estimated changes in net interest income over a twelve-month period, under alternative interest rate scenarios. The change in interest rates was based upon giving effect to a proportional shift in the December 31, 2002 Wall Street Journal prime rate of 4.25%.

(Dollars in thousands)

Change in Interest Rates	Net Interest Income	Dollar Change	Percent Change
+200 Basis Points	$ 29,892	$ 1,458	5.13%
+100 Basis Points	29,142	708	2.49
Flat Rate	28,434	-	-
-100 Basis Points	27,737	(698)	(2.45)
-200 Basis Points	27,227	(1,207)	(4.25)

Management believes that the assumptions utilized in evaluating the vulnerability of the Corporation's net interest income to changes in interest rates approximate actual experience; however, the interest rate sensitivity of the Corporation's assets and liabilities, as well as the estimated effect of changes in interest rates on net interest income, could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based. For example, certain assets, such as adjustable rate loans, have features which restrict changes in interest rates on a short-term basis or over the life of the assets.

In the event the Corporation should experience a mismatch in its desired gap position or an excessive decline in its net interest income subsequent to an immediate and sustained change in interest rates, it has a number of options which it could utilize to remedy such a mismatch. The Corporation could restructure its investment portfolio through sale or purchase of securities with more favorable repricing attributes. It could also promote loan products with appropriate maturities or repricing attributes. The Corporation could also solicit deposits or search for borrowings with more desirable maturities. However, market circumstances might make execution of these strategies cost prohibitive or unattainable.

The nature of the Corporation's current operation is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither the Corporation nor the Bank owns trading assets. At December 31, 2002, the Corporation did not have any hedging transactions in place such as interest rate swaps, caps or floors.

ASSET QUALITY AND ALLOWANCE FOR LOAN AND LEASE LOSSES

The allowance for loan and lease losses is an amount that management believes will be adequate to absorb loan and lease losses on existing loans and leases that may become uncollectible based on Management's evaluations of the collectibility of loans and leases. These evaluations take into consideration such factors as changes in the nature and volume of the loan and lease portfolio, overall portfolio quality, adequacy of collateral, review of specific problem loans and leases, and current economic conditions that may affect the borrower's ability to pay.

Management evaluates the adequacy of the allowance on a quarterly basis to ensure the provision for loan and lease losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based on management's assessment of probable estimated losses. The Corporation's methodology for assessing the appropriateness of the allowance for loan and lease losses consists of several key elements. These elements include a specific allowance for loan and lease classified list loans and an allowance based on historical trends. The Corporation consistently applies the following comprehensive methodology.

The allowance for loan and lease losses addresses those loans and leases maintained on the Corporation's loan and lease classified list, which are assigned a rating of substandard, doubtful, or loss. Substandard loans and leases are those with a well-defined weakness, which jeopardizes the repayment of the debt. A loan or lease may be classified as substandard as a result of impairment of the borrower's financial condition and repayment capacity. Loans and leases for which repayment plans have not been met or collateral equity margins do not protect the Corporation may also be classified as substandard. Doubtful loans and leases have the characteristics of substandard loans and leases with the added characteristic that collection or liquidation in full, on the basis of presently existing facts and conditions, is highly improbable. Although the possibility of loss is extremely high for doubtful loans and leases, the classification of loss is deferred until pending factors, which might improve the loan or lease, have been determined. Loans and leases rated as doubtful in whole or in part are placed on nonaccrual status. Loans and leases, which are classified as loss, are considered uncollectible and are charged to the allowance for loan and lease losses.

Loans and leases on the loan and lease classified list may also be impaired loans, which are defined as nonaccrual loans and leases or troubled debt restructurings, which are not in compliance with the restructured terms. Each of the classified loans and leases on the watch list is individually analyzed to determine the level of the potential loss under the current circumstances. The specific reserve established for these criticized by management and impaired loans and leases is based on careful analysis of the loan's and leases performance, the related collateral value, cash flow considerations and the financial capability of any guarantor. The allowance for classified list loans and leases is equal to the total amount of potential unconfirmed losses for the individual classified loans and leases on the classified list. Classified loans and leases are managed and monitored by management.

The allowance is based on historical trends and uses charge-off experience of the Corporation to estimate potential unconfirmed losses in the balances of the loan and lease portfolios. The historical loss experience percentage is based on the charge-off history. Historical loss experience percentages are applied to all non-classified loans and leases to obtain the portion of the allowance for loan and lease losses which is based on historical trends. Before applying the historical loss experience percentages, loan and lease balances are reduced by amounts of government agency guarantees. Installment loan balances are also adjusted for unearned discounts.

The Corporation also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions, which may cause a potential loan and lease loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan and lease losses may be, the analysis produces only estimates, which, by definition lack precision.

Since all identified losses are immediately charged off, no portion of the allowance for loan and lease losses is restricted to any individual loan or groups of loans, or lease or groups of leases, and the entire allowance is available to absorb any and all loan and lease losses.

The following table's present information regarding the Corporation's total allowance for loan and lease losses as well as the allocation of such amounts to the various categories of loans at the dates indicated:

	December 31, 2002		
(Dollars in thousands)	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial loans	$ 4,454	71.5%	1.00%
Residential real estate	105	1.7%	0.02%
Consumer loans	1,403	22.5%	0.31%
Leases	185	3.0%	0.04%
General allowance	83	1.3%	0.02%
Total allowance for loan and lease losses	$ 6,230	100.0%	1.39%

	December 31, 2001		
(Dollars in thousands)	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial loans	$ 4,837	76.2%	1.08%
Residential real estate	150	2.4%	0.03%
Consumer loans	1,009	15.9%	0.23%
Leases	152	2.4%	0.03%
General allowance	196	3.1%	0.05%
Total allowance for loan and lease losses	$ 6,344	100.0%	1.42%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANALYSIS OF CHANGES IN THE ALLOWANCE FOR POSSIBLE LOAN LOSSES AND COMPARISON OF LOANS OUTSTANDING

(Dollars in thousands)	December 31				
	2002	2001	2000	1999	1998
Balance at beginning of year	$ 6,344	$ 6,609	$ 6,261	$ 5,877	$ 5,900
Provision charged to operating expense	2,231	2,929	876	799	911
Recoveries of loans previously charged off					
Commercial loans	274	76	26	81	48
Real estate - mortgages	-	-	59	-	145
Consumer loans	51	114	49	97	52
Lease financing receivables	-	8	-	-	-
Total recoveries	325	198	134	178	245
Loan charge-offs					
Commercial loans	(841)	(2,173)	(37)	(38)	(247)
Real estate - mortgages	(1,265)	(955)	(161)	(67)	(45)
Consumer loans	(216)	(256)	(440)	(488)	(887)
Lease financing receivables	(348)	(8)	(24)	-	-
Total charge-offs	(2,670)	(3,392)	(662)	(593)	(1,179)
Net loan charge-offs	(2,345)	(3,194)	(528)	(415)	(934)
Balance at end of year	$ 6,230	$ 6,344	$ 6,609	$ 6,261	$ 5,877
Year-end loans outstanding	$447,682	$448,110	$406,889	$354,338	$320,395
Average loans outstanding	$442,613	$419,984	$378,211	$331,966	$320,366
Allowance for possible loan losses as a percentage of year-end loans outstanding	1.39%	1.42%	1.62%	1.77%	1.83%
Ratio of net charge-offs to average loans outstanding	0.53%	0.76%	0.14%	0.13%	0.29%

Non-performing loans and leases include those on non-accrual status and loans past due 90 days or more and still accruing. The Corporation's policy is to write down all non-performing loans to net realizable value based on updated appraisals. Non-performing loans are generally collateralized and are in the process of collection. As of December 31, 2002, the levels of non-performing loans and assets have been reduced from the levels in 2001. Non-performing loans reduce the Corporation's earnings because interest income is not earned on such assets. Management continues to take steps to reduce levels and correct and control current and future credit quality issues. The newly formed Credit Administration department will assist management in improving the components of the allowance of loans and lease losses including the provision for loan and lease losses, recoveries, and charged-off loans. The following chart represents detailed information regarding non-performing loans:

NON-PERFORMING LOANS AND ASSETS

(Dollars in thousands)	December 31 2002	2001	2000	1999	1998
Past due over 90 days and still accruing	$ 321	$ 174	$ 134	$ 175	$ 546
Non-accrual loans	5,216	7,630	1,364	1,207	1,316
Total non-performing loans	5,537	7,804	1,498	1,382	1,862
Other real estate owned ("OREO")	368	831	803	470	192
Total non-performing assets	$ 5,905	$ 8,635	$ 2,301	$ 1,852	$ 2,054
Non-performing loans as a percentage of total loans	1.24%	1.74%	0.37%	0.39%	0.58%
Allowance for loan losses as a percentage of non-performing loans	112.52%	81.29%	441.19%	453.04%	315.63%
Non-performing assets as a percentage of total loans and other real estate owned	1.32%	1.92%	0.56%	0.52%	0.64%
Allowance for loan losses as a percentage of non-performing assets	105.50%	73.47%	287.22%	338.07%	286.12%

The above ratios indicate the allowance for loan losses as a percentage of non-performing loans and assets exceeds the principal balances of all non-performing loans at December 31, 2002. Management feels that the allowance for loan losses are adequate based on its current assessment of probable estimated losses. Other real estate owned ("OREO") represents residential and commercial real estate owned by the Corporation following default by borrowers that has been written down to realizable value (net of estimated disposal costs) based on professional appraisals. The newly formed Credit Administration department should assist in reducing loans past due over 90 days and still accruing, non-accrual loans, and OREO.

The increase in non-performing loans in 2002 and 2001 over historic levels was the direct result of Management's decision to place on non-accrual status certain commercial loans where the borrowers had operating difficulties and/or were impacted by the slowdown in the national and local economies.

Management is not aware of any loans or leases other than those included in these tables and mentioned in this section as well as the Asset Quality and Allowance for Loan and Lease Losses section that would be considered potential problem loans and cause Management to have doubts as to the borrower's ability to comply with loan repayment terms.

CAPITAL ADEQUACY

The Corporation is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve Board ("FRB") for bank holding companies. The Bank is also subject to similar capital requirements adopted by the Office of the Comptroller of the Currency ("OCC"). Under these requirements, the regulatory agencies have set minimum thresholds for Tier I Capital, Total Capital, and Leverage ratios. At December 31, 2002, both the Corporation's and the Bank's capital exceeded all minimum regulatory requirements and were considered "well capitalized", as defined in the regulations issued pursuant to the FDIC Improvement Act of 1994. The Corporation's and Bank's Risk-Based Capital Ratios, shown below, have been computed in accordance with regulatory accounting policies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISK-BASED CAPITAL RATIOS	December 31 2002	2001	2000	"Well Capitalized" Requirements
Corporation				
Leverage Ratio	8.29%	7.65%	8.19%	N/A
Tier I Capital Ratio	10.83%	9.50%	10.63%	N/A
Total Risk-Based Capital Ratio	12.08%	10.75%	11.88%	N/A
Bank				
Leverage Ratio	8.05%	7.42%	8.23%	5.00%
Tier I Capital Ratio	10.53%	9.22%	10.68%	6.00%
Total Risk-Based Capital Ratio	11.78%	10.47%	11.94%	10.00%

The Bank is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that, if they were to be implemented, would have a material effect on liquidity, capital resources or operations of the Corporation.

The Bank's Risk Based Capital ratios were positively impacted by the July 11, 2002 issuance of preferred capital securities (see note K for more details).

BRANCHING AND TECHNOLOGY PROJECTS

The Corporation is planning to open a new branch in the Coatesville area during the next 12 months. The Corporation continually explores new branch opportunities and has several additional sites under review. In June 2002, the Corporation installed a new check imaging system that is integrated into the core banking system that enables our customers to see images of their checks online through the Bank's Net Teller and Net Cash Manager online banking services. In addition, the Corporation introduced a new integrated branch platform system in the fourth quarter of 2002 which should streamline the account opening process for our customers and improve back offices efficiencies. In the first quarter of 2003, a system to expedite the consumer loan process will be implemented. In 2003, the Corporation expects to complete several other technology projects that will improve our service to our customer's base and allow us to operate more efficiently.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DESCRIPTION OF CAPITAL STOCK AND MARKET INFORMATION

The authorized capital stock of the Corporation consists of 10,000,000 shares of common stock, par value $1.00 per share, of which 4,799,666 shares were outstanding at the end of 2002 and 2001. The Corporation's common stock is publicly traded over the counter under the symbol "FCEC". Trading is sporadic. The following table, which shows the range of high and low month-end bid prices for the stock, is based upon transactions reported for each quarter respectively.

	Bid Prices			
	2002		2001	
Quarter Ended	High	Low	High	Low
First	$15.15	$14.61	$18.75	$13.75
Second	$15.96	$14.98	$17.50	$15.75
Third	$15.02	$13.45	$17.40	$15.02
Fourth	$17.50	$14.18	$15.75	$15.02

Other information regarding the Corporation can be found in the Corporation's Form 10-K, to be filed with the Securities and Exchange Commission by March 31, 2003 and can also be found at www.sec.gov after that date. Copies of the Form 10-K can be obtained free of charge from the Corporation's Shareholder Relations Officer, (P.O. Box 523, West Chester, PA 19381-0523), at 484-881-4141.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	December 31 2002	December 31 2001
ASSETS		
Cash and due from banks	$ 31,777	$ 25,595
Federal funds sold and other overnight investments	17,000	12,400
Interest bearing deposits	90	238
Total cash and cash equivalents	48,867	38,233
Investment securities held-to-maturity (fair value of $34 and $547 in 2002 and 2001, respectively)	31	531
Investment securities available-for-sale, at fair value	128,344	80,210
Loans	447,682	448,110
Less allowance for possible loan and lease losses	(6,230)	(6,344)
Net loans	441,452	441,766
Premises and equipment, net	13,944	15,584
Other assets	7,372	8,008
Total assets	$ 640,010	$ 584,332
LIABILITIES		
Deposits		
Non-interest-bearing	$ 109,012	$ 95,107
Interest-bearing (including certificates of deposit over $100 of $22,845 and $28,463 - 2002 and 2001, respectively)	449,726	403,718
Total deposits	558,738	498,825
Securities sold under repurchase agreements	-	4,769
Federal Home Loan Bank advances and other borrowings	22,678	31,751
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	5,000	-
Other liabilities	4,982	5,148
Total liabilities	591,398	540,493
STOCKHOLDERS' EQUITY		
Common stock, par value $1.00; authorized, 10,000,000 shares; Outstanding, 2002 - 4,799,666 and 2001 – 4,799,666.	4,800	4,800
Additional paid-in capital	860	773
Retained earnings	46,746	43,367
Accumulated other comprehensive income	1,378	84
Treasury stock, at cost: 2002 – 370,202 and 2001 – 377,721	(5,172)	(5,185)
Total stockholders' equity	48,612	43,839
Total liabilities and stockholders' equity	$ 640,010	$ 584,332

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share)	Years ended December 31		
	2002	2001	2000
INTEREST INCOME			
Loans, including fees	$ 31,837	$ 33,609	$ 32,694
Investment securities	4,881	5,114	6,985
Federal funds sold and other overnight investments	378	257	45
Deposits in banks	5	5	4
Total interest income	37,101	38,985	39,728
INTEREST EXPENSE			
Deposits	9,348	14,182	15,304
Securities sold under repurchase agreements	23	96	137
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	136	-	-
Federal Home Loan Bank advances and other borrowings	1,166	1,308	1,542
Total interest expense	10,673	15,586	16,983
Net interest income	26,428	23,399	22,745
PROVISION FOR POSSIBLE LOAN LOSSES	2,231	2,929	876
Net interest income after provision for possible loan losses	24,197	20,470	21,869
NON-INTEREST INCOME			
Financial Management Services	3,179	2,919	3,050
Service charges on deposit accounts	1,886	1,474	1,052
Investment securities gains (losses), net	212	180	(35)
Operating lease rental income	750	212	22
Gain on the sale of fixed assets and OREO	438	93	565
Gain and fees on the sale of residential mortgages	722	265	35
Other	1,967	1,495	1,423
Total non-interest income	9,154	6,638	6,112
NON-INTEREST EXPENSE			
Salaries and employee benefits	13,897	12,281	11,001
Occupancy, equipment, and data processing	4,936	4,242	4,030
Depreciation expense on operating leases	667	162	47
FDIC deposit insurance	86	86	89
Bank shares tax	480	482	425
Professional services	1,410	1,153	1,217
Other	3,729	4,009	2,915
Total non-interest expense	25,205	22,415	19,724
Income before income taxes	8,146	4,693	8,257
INCOME TAXES	2,444	1,361	2,255
NET INCOME	$ 5,702	$ 3,332	$ 6,002
PER SHARE			
Basic earnings per common share	$ 1.29	$ 0.75	$ 1.33
Diluted earnings per common share	$ 1.28	$ 0.74	$ 1.31
Dividends declared	$ 0.525	$ 0.520	$ 0.510

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2000	4,799,666	$ 4,800	$ 602	$38,652	$ (2,893)	$ (2,979)	$ -	$ 38,182
Net income	-	-	-	6,002	-	-	6,002	6,002
Cash dividends declared	-	-	-	(2,303)	-	-	-	(2,303)
Other Comprehensive Income								
Net unrealized gains on investment securities available-for-sale	-	-	-	-	2,134	-	2,134	2,134
Treasury stock transactions	-	-	8	2	-	(1,013)	-	(1,003)
Comprehensive Income							$ 8,136	
Balance at December 31, 2000	4,799,666	$ 4,800	$ 610	$42,353	$ (759)	$ (3,992)	$ -	$ 43,012
Net income	-	-	-	3,332	-	-	3,332	3,332
Cash dividends declared	-	-	-	(2,318)	-	-	-	(2,318)
Other Comprehensive Income								
Net unrealized gains on investment securities available-for-sale	-	-	-	-	843	-	843	843
Treasury stock transactions	-	-	163	-	-	(1,193)	-	(1,030)
Comprehensive Income							$ 4,175	
Balance at December 31, 2001	4,799,666	$ 4,800	$ 773	$43,367	$ 84	$(5,185)	$ -	$ 43,839
Net income	-	-	-	5,702	-	-	5,702	5,702
Cash dividends declared	-	-	-	(2,323)	-	-	-	(2,323)
Other Comprehensive Income								
Net unrealized gains on investment securities available-for-sale	-	-	-	-	1,294	-	1,294	1,294
Treasury stock transactions	-	-	87	-	-	13	-	100
Comprehensive Income							$ 6,996	
Balance at December 31, 2002	4,799,666	$ 4,800	$ 860	$46,746	$ 1,378	$(5,172)	$ -	$ 48,612

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Years ended December 31		
	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 5,702	$ 3,332	$ 6,002
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	2,629	1,851	1,883
Provision for loan losses	2,231	2,929	876
Amortization of investment security premiums and accretion of discounts, net	697	361	109
Amortization of deferred loan fees, net on loans	298	(379)	125
Investment securities (gains) losses, net	(212)	(180)	35
Decrease in other assets	(31)	233	527
Increase (decrease) in other liabilities	(166)	(1,130)	1,023
Net cash provided by operating activities	11,148	7,017	10,580
INVESTING ACTIVITIES			
Net increase in loans	(109)	(44,036)	(52,606)
Proceeds from sales of investment securities available-for-sale	17,863	39,981	15,954
Proceeds from maturities of investment securities available-for-sale	37,579	21,031	11,052
Proceeds from maturities of investment securities held-to-maturity	510	1,679	2,262
Purchase of investment securities available-for-sale	(104,217)	(48,139)	(10,569)
Purchase of premises and equipment, net	(989)	(7,871)	(564)
Net cash used in investing activities	(49,363)	(37,355)	(34,471)
FINANCING ACTIVITIES			
Proceeds (repayments) from FHLB advances and other short term borrowings	(22,500)	22,500	469
Proceeds (repayments) from FHLB advances and other long term borrowings	13,427	(17,906)	10,000
Increase in deposits	59,913	27,335	23,057
Increase (decrease) in securities sold under repurchase agreements	(4,769)	2,017	(613)
Cash dividends paid	(2,323)	(2,318)	(2,303)
Proceeds from issuance of guaranteed preferred beneficial interest in Corporation's subordinated debentures	5,000	-	-
Net increase (decrease) in Treasury Stock	101	(1,030)	(1,003)
Net cash provided by financing activities	48,849	30,598	29,607
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,634	260	5,716
Cash and cash equivalents at beginning of year	38,233	37,973	32,257
Cash and cash equivalents at end of year	$ 48,867	$ 38,233	$ 37,973

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Chester County Corporation (the "Corporation"), through its wholly-owned subsidiary, First National Bank of Chester County (the "Bank"), has been serving the residents and businesses of Chester County, Pennsylvania, since 1863. The Bank is a locally managed community bank providing loan, deposit, and trust services from its fifteen branch locations. The Bank encounters vigorous competition for market share in the communities it serves from bank holding companies, other community banks, internet banks, thrift institutions, credit unions and other non-bank financial organizations such as mutual fund companies, insurance companies, and brokerage companies.

First Chester County Corporation (the "Corporation") and its wholly-owned subsidiaries, First National Bank of Chester County (the "Bank"), FNB Property Management, LLC, First National Insurance Services, LLC, and Turks Head Properties, Inc., and First Chester County Capital Trust I are subject to regulations of certain state and federal agencies. These regulatory agencies periodically examine the Corporation and the Bank for adherence to laws and regulations. As a consequence, the cost of doing business may be affected.

1. Basis of Financial Statement Presentation

The accounting policies followed by the Corporation and its wholly-owned subsidiaries, the Bank and Turks Head Properties, Inc., conform to generally accepted accounting principles (GAAP) and predominant practices within the banking industry. The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, and Turks Head Properties. All significant intercompany transactions have been eliminated.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is susceptible to significant change in the near term relates to the allowance for loan and lease losses. The evaluation of the adequacy of the allowance for loan and lease losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan and lease portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan and lease obligations, as well as current loan and lease collateral values. However, actual losses on specific loans and leases, which also are encompassed in the analysis, may vary from estimated losses.

Statement of Financial Accounting Standards (SFAS) 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of a segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and hold assets, and about major customers, regardless of whether that information is used in making operating decisions.

The Corporation has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Corporation as one operating segment or unit.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In June 2001, The Financial Accounting Standards Board (FASB) issued SFAS 141, and SFAS 142. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of SFAS 142 apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows: All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001. Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability. Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will be tested for impairment. The Corporation has no goodwill or intangible assets that would be affected by this provision.

FASB issued SFAS 147, Acquisitions of Certain Financial Institutions: An amendment of FASB Statements 72 and 144 and FASB Interpretation 9, which removes acquisitions of financial institutions from the scope of SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. SFAS 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. The adoption of SFAS 147 did not have a material impact on the Corporation's financial position or results of operations.

2. Financial Instruments

The Corporation follows SFAS 107, "Disclosures about Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of investment securities, loans, and deposits and borrowings.

3. Investment Securities

The Corporation follows SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires investments in securities to be classified in one of three categories: held-to-maturity, trading, or available-for-sale. Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. As the Corporation does not engage in security trading, the balance of its debt securities and any equity securities are classified as available-for-sale. Net unrealized gains and losses for such securities, net of tax effect, are required to be recognized as a separate component of stockholders' equity and excluded from the determination of net income.

SFAS 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognizes all derivatives either as assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 2000, SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", amended SFAS 133. SFAS 138 is required for all fiscal years beginning after June 30, 2000. The adoption of SFAS 138 did not have a material impact on the Company's financial condition or results of operations.

4. Loans and Leases and Allowance for Loan and Lease Losses

Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan and lease losses. The allowance for loan and lease losses is established through a provision for loan and lease losses charged to expense. Loan and lease principal considered to be uncollectible by management is charged against the allowance for loan and lease losses. The allowance is an amount that management believes will be adequate to absorb possible losses on

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

existing loans and leases that may become uncollectible based upon an evaluation of known and inherent risks in the loan and lease portfolio, the evaluation takes into consideration such factors as changes in the nature and size of the loan and lease portfolio, overall portfolio quality, specific problem loans, and current and future economic conditions which may affect the borrowers' ability to pay. The evaluation also details historical losses by loan category, the resulting loss rates for which are projected at current loan and lease total amounts. Loss estimates for specified problem loans and leases are also detailed. Interest on loans and leases is accrued and credited to operations based upon the principal amount outstanding. Certain origination and commitment fees and related direct loan or lease origination costs are deferred and amortized over the contractual life of the related loans and leases, resulting in an adjustment of the related loan's yield. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest and principal is doubtful. Upon such discontinuance, all unpaid accrued interest is reversed. The determination of the allowance for loan and lease losses is based upon the character of the loan and lease portfolio, current economic conditions, loss experience, and other relevant factors, which, in management's judgment, deserve recognition in estimating possible losses.

The Corporation accounts for impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS 114 requires loan impairment to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, its observable market price or the fair value of the collateral if the loan is collateral dependent. If it is probable that a creditor will foreclose on a property, the creditor must measure impairment based on the fair value of the collateral. SFAS 118 allows creditors to use existing methods for recognizing interest income on impaired loans.

Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses and unamortized fees on sales of residential mortgage loans are included in non-interest income.

The Corporation accounts for its transfers and servicing financial assets in accordance with SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended. In September 2000, SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued which replaces SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. This new standard also requires certain disclosures, but carries over most of the provisions of SFAS 125. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

The Corporation follows the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 102, SAB 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loans and leases in accordance with United States GAAP. The adoption of SAB 102 did not to have a material impact on the Company's financial position or results of operations.

5. Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Assets are depreciated over their estimated useful lives, principally by the straight-line method.

The Corporation adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" on January 1, 2002. SFAS 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. SFAS 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. The adoption of this statement did not have a material impact on the financial condition or results of operations of the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

6. Contributions

The Corporation accounts for contributions in accordance with SFAS 116, "Accounting for Contributions Received and Contributions Made." SFAS 116 specifies that contributions made by the Corporation be recognized as expenses in the period made and as decreases of assets or increases of liabilities depending on the form of the benefits given. In accordance with SFAS 116, the Corporation incurred contribution expenses relating to long-term commitments to local not-for-profit organizations of $90 thousand, $78 thousand and $12 thousand during 2002, 2001 and 2000, respectively.

7. Income Taxes

The Corporation accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense and benefits are the result of changes in deferred tax assets and liabilities.

8. Employee Benefit Plans

The Corporation has certain employee benefit plans covering eligible employees. The Bank accrues such costs as earned by the employee.

9. Stock Based Compensation Plan

At December 31, 2002, the Bank had one stock-based employee compensation plan, which is more fully described in Note M. The Bank accounts for that plan under the recognition and measurement principles of APB 25, "Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation costs is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Bank had applied the fair value recognition provisions of FASB 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation (in thousands, except per share amounts).

		2002	2001	2000
Net income (in thousands)	As reported	$ 5,702	$ 3,332	$ 6,002
	Stock-based compensation costs determined under fair value method for all awards	$ 300	$ 310	$ 423
	Pro forma	$ 5,402	$ 3,023	$ 5,579
Earnings per share (Basic)	As reported	$ 1.29	$ 0.75	$ 1.33
	Pro forma	$ 1.22	$ 0.68	$ 1.24
Earnings per share (Diluted)	As reported	$ 1.28	$ 0.74	$ 1.31
	Pro forma	$ 1.21	$ 0.67	$ 1.22

The fair value of the options granted in 2002, 2001 and 2000 was $595, $576 and $579 thousand, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 2.73%, 3.50%, and 2.96%; expected volatility of 0.93, 0.91 and 0.84; risk-free interest rate of 2.22%, 3.50% and 5.97%; and an expected life of 2.83 years for 2002 and 2.84 years for 2001 and 4.50 years in 2000.

10. Financial Management Services Division Assets and Income

Assets held by the Corporation in fiduciary or agency capacities for its customers are not included in the accompanying consolidated balance sheets since such items are not assets of the Bank or Corporation. Operating income and expenses of Financial Management Services are included under their respective captions in the accompanying consolidated statements of income and are recorded on the accrual basis.

11. Earnings per Share and Stockholders' Equity

The Corporation follows the provisions of SFAS 128, "Earnings Per Share," which eliminates primary and fully diluted earnings per share (EPS) and requires presentations of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. All per share data has been retroactively adjusted for stock splits and stock dividends.

12. Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold and overnight investments. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2002, 2001, and 2000 for interest was $11.7 million, $16.1 million, and $15.9 million, respectively. Cash paid during the years ended December 31, 2002, 2001, and 2000 for income taxes was $2.6 million, $1.8 million, and $2.8 million, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

13. Reporting Comprehensive Income

The Corporation follows the provisions of SFAS 130, "Reporting of Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

(Dollars in thousands)	December 31, 2002 Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gains arising during the period	2,172	$ (738)	$ 1,434
Reclassification adjustment for gains realized in net income	212	(72)	140
Other comprehensive income	$ 1,960	$ (666)	$ 1,294

(Dollars in thousands)	December 31, 2001 Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gains arising during the period	$ 1,459	$ (496)	$ 963
Reclassification adjustment for gains realized in net income	180	(60)	120
Other comprehensive loss	$ 1,279	$ (436)	$ 843

(Dollars in thousands)	December 31, 2000 Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gains arising during the period	$ 3,269	$(1,112)	$ 2,157
Reclassification adjustment for losses realized in net income	(35)	12	(23)
Other comprehensive income	$ 3,234	$(1,100)	$ 2,134

14. Advertising Costs

The Bank expenses advertising costs as incurred.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE B - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair market value of the Corporation's available-for-sale and held-to-maturity securities at December 31, 2002 and 2001 are summarized as follows:

(Dollars in thousands) 2002	Held-to-Maturity				Available-for-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ -	$ -	$ -	$ -	$ 4,498	$ 132	$ -	4,630
U.S. Government agency	-	-	-	-	32,262	32	(26)	32,268
Mortgage-backed securities	16	1	-	17	64,953	1,313	-	66,266
State and municipal	15	2	-	17	2,179	44	-	2,223
Corporate securities	-	-	-	-	13,083	567	-	13,650
Corporate CMO's	-	-	-	-	1,446	-	(2)	1,444
Asset-backed securities	-	-	-	-	2,661	38	-	2,699
Mutual funds	-	-	-	-	863	-	(48)	815
Other equity securities	-	-	-	-	4,311	38	-	4,349
	$ 31	$ 3	$ -	$ 34	$126,256	$ 2,164	$ (76)	$128,344

(Dollars in thousands) 2001	Held-to-Maturity				Available-for-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ -	$ -	$ -	$ -	$ 4,010	$ 59	$ -	4,069
U.S. Government agency	-	-	-	-	-	-	-	-
Mortgage-backed securities	27	2	-	29	63,175	176	(20)	63,331
State and municipal	504	14	-	518	1,279	36	-	1,315
Corporate securities	-	-	-	-	2,966	-	(163)	2,803
Corporate CMO's	-	-	-	-	3,652	41	-	3,693
Asset-backed securities	-	-	-	-	37	-	-	37
Mutual funds	-	-	-	-	863	-	(38)	825
Other equity securities	-	-	-	-	4,100	37	-	4,137
	$ 531	$ 16	$ -	$ 547	$ 80,082	$ 349	$ (221)	$ 80,210

The amortized cost and estimated fair value of debt securities classified as available-for-sale and held-to-maturity at December 31, 2002, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTE B - INVESTMENT SECURITIES - continued

(Dollars in thousands)	Held-to-Maturity Amortized Cost	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Fair Value
Due in one year or less	$ -	$ -	$ 2,155	$ 2,188
Due after one year through five years	-	-	11,050	11,601
Due after five years through ten years	15	17	8,988	9,189
Due after ten years	-	-	-	-
	15	17	22,193	22,978
Mortgage-backed securities	16	17	96,228	97,503
Asset-backed securities	-	-	2,661	2,699
Mutual Funds	-	-	863	815
Other equity securities	-	-	4,311	4,349
	$ 31	$ 34	$ 126,256	$ 128,344

Proceeds from the sale of investment securities available for sale during 2002 were $17.9 million. Gains of $276 thousand, $233 thousand, and $9 thousand, and losses of $64 thousand, $53 thousand, and $44 thousand were realized on sales of securities in 2002, 2001, and 2000, respectively. The Corporation uses the specific identification method to determine the cost of the securities sold. The principal amount of investment securities pledged to secure public deposits and for other purposes required or permitted by law was $47 million and $37 million at December 31, 2002 and 2001, respectively. There were no securities held from a single issuer that represented more than 10% of stockholders' equity.

NOTE C - LOANS

Major classifications of loans are as follows:

(Dollars in thousands)	2002	2001
Commercial loans	$ 122,005	$ 118,420
Real estate - construction	47,601	40,065
Real estate - other	175,846	199,398
Consumer loans	62,646	48,323
Lease financing receivables	39,584	41,904
	447,682	448,110
Less: Allowance for loan and lease losses	(6,230)	(6,344)
	$ 441,452	$ 441,766

Loan balances on which the accrual of interest has been discontinued amounted to approximately $5.2 million and $7.6 million at December 31, 2002 and 2001, respectively. Interest on these non-accrual loans would have been approximately $448 thousand and $321 thousand in 2002 and 2001, respectively. Loan balances past due 90 days or more, which are not on a non-accrual status, but which management expects will eventually be paid in full, amounted to $321 thousand and $174 thousand at December 31, 2002 and 2001, respectively. Changes in the allowance for loan and lease losses are summarized as follows:

NOTE C - LOANS- continued

(Dollars in thousands)	2002	2001	2000
Balance at beginning of year	$ 6,344	$ 6,609	$ 6,261
Provision charged to operating expenses	2,231	2,929	876
Recoveries of charged-off loans	325	198	134
Loans charged-off	(2,670)	(3,392)	(662)
Balance at end of year	$ 6,230	$ 6,344	$ 6,609

The Bank identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued on impaired loans and no income is recognized until all recorded amounts of interest and principal are recovered in full. Retail loans and residential mortgages have been excluded from these calculations.

The balance of impaired loans was $4.9 million, $7.4 million, and $943 thousand at December 31, 2002, 2001, and 2000, respectively. The associated allowance for loan and lease losses for impaired loans was $834 thousand, $820 thousand, and $242 thousand at December 31, 2002, 2001, and 2000, respectively.

During 2002, activity in the allowance for impaired loan and lease losses included a provision of $328 thousand, write offs of $315 thousand and recoveries of $1 thousand. Interest income of $0 was recorded in 2002, while contractual interest in the same period amounted to $448 thousand. Cash collected on impaired loans in 2002 was $794 thousand, $569 thousand was applied to principal and $234 thousand was applied to past due interest.

During 2001, activity in the allowance for impaired loan and lease losses included a provision of $772, write offs of $209 thousand and recoveries of $0. Interest income of $0 was recorded in 2001, while contractual interest in the same period amounted to $308 thousand. Cash collected on impaired loans in 2001 was $119 thousand, all of which was applied to principal.

In the normal course of business, the Bank makes loans to certain officers, directors, and their related interests. All loan transactions entered into between the Bank and such related parties were made on the same terms and conditions as transactions with all other parties. In management's opinion, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of these loans at December 31, 2002 and 2001, was approximately $16.7 million and $11.9 million, respectively. In 2002, new loans to these individuals and principal payments on these loans amounted to approximately $6.7 million and $1.9 million, respectively.

NOTE D - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

(Dollars in thousands)	2002	2001
Premises	$ 14,896	$ 14,312
Equipment	14,983	14,578
	29,879	28,890
Less Accumulated depreciation	(15,935)	(13,306)
	$ 13,944	$ 15,584

(For 2002, included in the above equipment and accumulated depreciation are $2.9 million and $12 thousand of leveraged leased assets, respectively. Equipment was $2.6 million in 2001 while accumulated depreciation was $177 thousand for the same period for leveraged leased assets).

NOTE E – DEPOSITS

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)	
2003	81,330
2004	26,835
2005	6,157
2006	2,848
2007 and thereafter	8,625
	$ 125,795

NOTE F - SHORT-TERM BORROWINGS AND CREDIT FACILITY

Securities sold under agreements to repurchase are generally overnight transactions. These borrowings had balances of $0, $4.8 million and $2.8 million at December 31, 2002, 2001 and 2000, respectively. Daily average balances and weighted average interest rates for the years ended December 31, 2002, 2001 and 2000 were $779 thousand, $2.9 million and $2.7 million and 3.0%, 3.3% and 5.1%, respectively.

The Bank, as a member of the FHLB, maintains several credit facilities secured by the Bank's mortgage-related assets. FHLB borrowings provide additional funds to meet the Bank's liquidity needs. FHLB borrowings for the period were $22.7 million compared to $31.8 million in 2001. During 2002 and 2001, total average FHLB advances were approximately $24.0 million and $24.3 million, respectively and consisted of short and long term advances representing a combination of maturities. The average interest rate for 2002 and 2001 on these advances was approximately 4.9% and 5.4% respectively. The Bank currently has a maximum borrowing capacity with the FHLB of approximately $197.7 million. FHLB advances are collateralized by a pledge on the Bank's entire portfolio of unencumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock.

NOTE G - OTHER NON-INTEREST EXPENSE

The components of other non-interest expense are detailed as follows:

(Dollars in thousands)	2002	2001	2000
Telephone, postage, and supplies	$ 906	$ 996	$ 739
Marketing and corporate communications	888	777	653
Loan and deposit supplies	625	523	496
Director costs	215	228	206
Travel and mileage	256	212	208
Dues and subscription	103	97	90
General expenses	346	270	236
Other	390	906	287
	$ 3,729	$ 4,009	$ 2,915

NOTE H - INCOME TAXES

The components of income tax expense are detailed as follows:

(Dollars in thousands)	2002	2001	2000
Current expense	2,468	$ 1,510	$ 2,792
Deferred expense	(24)	(149)	(537)
Total tax expense	$ 2,444	$ 1,361	$ 2,255

The income tax provision reconciled to the statutory federal rate follows:

	2002	2001	2000
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax rate from			
Tax-exempt loan and investment income	(1.2)	(2.7)	(2.5)
Tax credits	(3.2)	(4.8)	(2.4)
Other, net	0.4	2.5	(1.8)
Applicable income tax rate	30.0%	29.0%	27.3%

The net deferred tax asset consists of the following:

(Dollars in thousands)	2002	2001
Allowance for possible loan losses	$ 1,995	$ 2,032
Unrealized (gain) loss on securities available-for-sale	(710)	(44)
Deferred loan fees	0	42
Accrued pension and deferred compensation	580	532
Depreciation	634	504
Bond Accretion	60	-
Other	17	152
Total net deferred tax asset	$ 2,576	$ 3,218

NOTE I - REGULATORY MATTERS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank based upon deposit levels and other factors. The average amount of those reserve balances for the years ended December 31, 2002 and 2001, was $0 for both periods.

Dividends are paid by the Corporation from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The Bank, without the prior approval of regulators, can declare dividends to the Corporation totaling approximately $15.2 million plus additional amounts equal to the net earnings of the Bank for the period from January 1, 2002, through the date of declaration, less dividends previously paid in 2002.

NOTE I - REGULATORY MATTERS - continued

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and Tier I capital to average quarterly assets. Management believes that the Corporation and the Bank meet all capital adequacy requirements to which it is subject, as of December 31, 2002.

Federal banking agencies categorized the Corporation and the Bank as well capitalized under the regulatory framework for corrective action. To be categorized as adequately capitalized the Corporation and the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the institutions category. The Banks Risk Based Capital ratios were positively impacted by the July 11, 2002 issuance of preferred capital securities (see note K for more details).

The Corporation's and Bank's actual capital amounts and ratios are presented below:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (To Risk Weighted Assets)						
Corporation	$ 58,219	12.08%	$ 38,518	≥8.00%	$ 48,148	N/A
Bank	$ 56,670	11.78%	$ 38,501	≥8.00%	$ 48,126	≥10.00%
Tier I Capital (To Risk Weighted Assets)						
Corporation	$ 52,223	10.83%	$ 19,259	≥4.00%	$ 28,889	N/A
Bank	$ 50,674	10.53%	$ 19,250	≥4.00%	$ 28,875	≥6.00%
Tier I Capital (To Average Assets)						
Corporation	$ 52,223	8.29%	$ 25,213	≥4.00%	$ 31,516	N/A
Bank	$ 50,674	8.05%	$ 25,166	≥4.00%	$ 31,458	≥5.00%

NOTE I - REGULATORY MATTERS - continued

As of December 31, 2001:

Total Capital (to Risk Weighted Assets)						
Corporation	$ 49,520	10.75%	$ 36,850	≥ 8.00%	$ 46,063	N/A
Bank	$ 48,156	10.47%	$ 36,802	≥ 8.00%	$ 46,002	≥10.00%
Tier I Capital (to Risk Weighted Assets)						
Corporation	$ 43,755	9.50%	$ 18,425	≥ 4.00%	$ 27,638	N/A
Bank	$ 42,391	9.22%	$ 18,401	≥ 4.00%	$ 27,601	≥6.00%
Tier I Capital (to Average Assets)						
Corporation	$ 43,755	7.65%	$ 17,241	≥ 4.00%	$ 21,551	N/A
Bank	$ 42,391	7.42%	$ 22,865	≥ 4.00%	$ 28,581	≥5.00%

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data which management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimated fair value of cash and cash equivalents, deposits with no stated maturities, Repos and FHLB advances and commitments to extend credit, and outstanding letters of credit has been estimated to equal the carrying amount. Quoted market prices were used to determine the estimated fair value of investment securities held-to-maturity and available-for-sale. Fair values of net loans and deposits with stated maturities were calculated using estimated discounted cash flows based on the year-end offering rate for instruments with similar characteristics and maturities.

The estimated fair values and carrying amounts are summarized as follows:

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS - continued

	2002		2001	
(Dollars in thousands)	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Financial Assets				
Cash and cash equivalents	$ 48,867	$ 48,867	$ 38,233	$ 38,233
Investment securities held-to-maturity	34	31	547	531
Investment securities available-for-sale	128,344	128,344	80,210	80,210
Net loans	459,235	441,452	455,993	441,766
Financial Liabilities				
Deposits with no stated maturities	425,739	432,945	348,963	354,086
Deposits with stated maturities	119,592	125,793	140,159	144,739
Securities sold under repurchase agreements	-	-	4,769	4,769
FHLB advances	22,678	22,678	31,751	31,751
Guaranteed preferred beneficial interest in the Corporations subordinated debentures	5,000	-	-	-
Off-Balance-Sheet Investments				
Commitments for extended credit and outstanding letters of credit	$ 143,475	$ 143,475	$ 121,531	$ 121,531

NOTE K – GUARANTEED PREFERRED BENEFICIAL INTEREST IN THE CORPORATION'S SUBORDINATED DEBENTURES

The Corporation participates in a pooled institutional placement of trust preferred securities arranged by a third party. The Corporation issued $5.0 million (net proceeds of $4.82 million) of preferred capital securities for the purpose of raising additional capital for general corporate purposes. These securities were issued through First Chester County Capital Trust I (the "Trust"), a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in junior subordinated debentures of the Corporation. Funding of the trust preferred securities took place on July 11, 2002. This subordinated debenture will be redeemed in the year 2032. At December 31, 2002, the rate paid on this subordinated debenture based on three-month London Inter-bank offering rate ("LIBOR") plus 365 basis points was 5.425%. For 2002, interest expense for preferred capital securities was $136 thousand with an average interest rate of 5.75%.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risks in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK – continued

Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk. The contract amounts are as follows:

(Dollars in thousands)	2002	2001
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	$ 139,405	$ 118,215
Standby letters of credit and financial guarantees written	4,070	3,316

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2002, varies up to 100%. Standby letters of credit are collaterized within management policies.

Substantially all of the Corporation's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Corporation's primary market area, Chester County, Pennsylvania. Investments in state and municipal securities also involve governmental entities within the Corporation's market area. The concentrations of credit by type of loan are set forth in Note C - Loans. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon Chester County's economy. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Commercial and standby letters of credit were granted primarily to commercial borrowers.

NOTE M - ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS

The Corporation's stock option plan allows the Corporation to grant up to 807,500 fixed stock options to key employees and directors. The options have a term of ten years and become exercisable six months after grant. The exercise price of each option equals the average between the bid and ask price of the Corporation's stock on the date of grant. The Corporation has elected to account for its stock option plan under APB Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its stock option plan.

Information about stock options outstanding at December 31, 2002, is summarized as follows:

	Outstanding	Weighted-Average Exercise Price
Balance January 1, 2000	546,752	15.25
Granted	79,250	13.81
Exercised	(5,000)	9.64
Cancelled	(25,301)	16.11
Balance January 1, 2001	595,701	$ 15.08
Granted	78,850	15.30
Exercised	(16,000)	9.89
Cancelled	(21,312)	15.62
Balance January 1, 2002	637,239	$ 15.22
Granted	82,750	14.81
Exercised	(834)	14.39
Cancelled	(6,237)	15.10
Balance December 31, 2002	712,918	$ 15.18

The weighted average fair value of options granted during 2002, 2001 and 2000 was $14.81, $15.30 and $15.25, respectively.

	Options Outstanding		Options Exercisable		
Range of Exercise-Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercisable Price	Number Exercisable	Weighted-Average Exercisable Price
$ 8.66 - $11.11	55,200	3.31 years	$10.08	55,200	$10.08
$13.81 - $15.81	516,718	7.31 years	$14.92	425,286	$14.93
$17.69 - $21.13	141,000	5.72 years	$18.10	141,000	$18.10
	712,918			621,486	$15.22

NOTE N – EARNINGS PER SHARE

The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	For the Year Ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS: Net income available to common stockholders	$ 5,701,520	4,423,113	$ 1.29
Effect of Dilutive Securities Add options to purchase common stock	-	33,040	(0.01)
Diluted EPS:	$ 5,701,520	4,456,152	$ 1.28

186,075 anti-dilutive weighted shares have been excluded in the computation of 2002 diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	For the Year Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS: Net income available to common stockholders	$ 3,332,364	4,451,351	$ 0.75
Effect of Dilutive Securities Add options to purchase common stock	-	44,006	(.01)
Diluted EPS:	$ 3,332,364	4,495,357	$ 0.74

143,904 anti-dilutive weighted shares have been excluded in the computation of 2001 diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	For the Year Ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS: Net income available to common stockholders	$ 6,001,855	4,511,761	$ 1.33
Effect of Dilutive Securities Add options to purchase common stock	-	19,384	(.02)
Diluted EPS:	$ 6,001,855	4,531,145	$ 1.31

454,720 anti-dilutive weighted shares have been excluded in the computation of 2000 diluted EPS because the options' exercise price was greater than the average market price of the common shares.

NOTE O - EMPLOYEE BENEFIT PLANS

1. Qualified

The Corporation has a qualified deferred salary savings 401(k) plan (the "401(k) Plan") under which the Corporation contributes $0.75 for each $1.00 that an employee contributes, up to the first 5% of the employee's salary. The Corporation's expenses were $297 thousand, $262 thousand, and $246 thousand in 2002, 2001, and 2000, respectively. The Corporation also has a qualified defined contribution pension plan (the "QDCP Plan"). Under the QDCP Plan, the Corporation makes annual contributions into the 401(k) Plan on behalf of each eligible participant in an amount equal to 3% of salary up to $30 thousand in salary plus 6% in excess of $30 thousand up to $200 thousand. Contribution expense in 2002, 2001 and 2000 under the QDCP Plan was $334 thousand, $255 thousand and $300 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to approval of the Board of Directors.

2. Non-Qualified

The Corporation makes annual contributions to a non-qualified defined contribution Plan ("the NQDCP Plan ") equal to 3% of the participant's salary up to $200 thousand plus 9% in excess of $200 thousand. Contribution expense for 2002, 2001 and 2000 under the NQDCP Plan was $67 thousand, $58 thousand and $47 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to approval of the Board of Directors.

NOTE P – COMMITMENTS AND CONTINGENCIES

The Corporation has employment agreements with several of the Corporation's Officers. These agreements provide for severance payments upon termination of employment under certain circumstances or a change of control as defined.

The Corporation is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the outcome of this litigation will not have a significant effect on the accompanying financial statements.

NOTE Q - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY

Condensed financial information for First Chester County Corporation (Parent Corporation only) follows:

CONDENSED BALANCE SHEETS

(Dollars in thousands)	December 31 2002	December 31 2001
ASSETS		
Cash and cash equivalents	$ 368	$ 329
Investment securities available for sale, at market value	420	578
Investment in subsidiaries, at equity	52,816	42,424
Intercompany loan	234	448
Other assets	109	107
Total assets	$ 53,947	$ 43,886
LIABILITIES AND STOCKHOLDERS' EQUITY		
Guaranteed preferred beneficial interest in the Corporation's subordinated debentures	$ 5,555	$ -
Other liabilities	180	47
Stockholders' equity	48,612	43,839
Total liabilities and stockholders' equity	$ 53,947	$ 43,886

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE Q - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY - continued

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)	Year ended December 31		
	2002	2001	2000
INCOME			
Dividends from subsidiaries	$ 2,070	$ 4,913	$ 2,188
Dividends from investment securities	31	35	35
Investment securities gains, net	-	-	-
Other income	90	145	93
Total income	2,191	5,093	2,316
EXPENSES			
Other expenses	277	176	98
Total expenses	277	176	98
Income before equity in undistributed income of subsidiaries	1,914	4,917	2,218
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	3,788	(1,585)	3,784
NET INCOME	$ 5,702	$ 3,332	$ 6,002

NOTE Q - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY - continued

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31		
(Dollars in thousands)	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 5,702	$ 3,332	$ 6,002
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed income of subsidiary	(3,778)	1,585	(3,784)
Investment securities gains, net	-	-	-
(Increase) decrease in other assets	7	(96)	61
Increase in other liabilities	209	26	382
Net cash provided by operating activities	2,140	4,847	2,661
INVESTING ACTIVITIES			
Proceeds from sales and maturities of investment securities	-	-	-
Purchases of investment securities available for sale	-	-	-
Additional investment in subsidiaries	(4,500)	-	-
Net cash (used in) provided by investing activities	(4,500)	-	-
FINANCING ACTIVITIES			
(Repayments) Proceeds from Inter Company Loan	(378)	(1,237)	422
Dividends paid	(2,323)	(2,318)	(2,303)
Proceeds from issuance of guaranteed preferred beneficial interest in Corporation's subordinated debentures	5,000	-	-
Purchase of treasury stock	100	(1,030)	(1,003)
Net cash used in financing activities	2,399	(4,585)	(2,884)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	39	262	(223)
Cash and cash equivalents at beginning of year	329	67	290
Cash and cash equivalents at end of year	$ 368	$ 329	$ 67

NOTE R - QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of the unaudited quarterly results of operations is as follows:

2002

(Dollars in thousands, except per share)	December 31	September 30	June 30	March 31
Interest income	$ 8,992	$ 9,273	$ 9,341	$ 9,495
Interest expense	2,328	2,634	2,772	2,939
Net interest income	6,664	6,639	6,569	6,556
Provision for loan losses	576	875	310	470
Investment securities gains (loss), net	91	-	121	-
Income before income taxes	2,202	1,971	1,792	2,181
Net income	1,477	1,402	1,283	1,540
Per share				
Net income (Basic)	$ 0.33	$ 0.32	$ 0.29	$ 0.35
Net Income (Diluted)	0.32	0.32	0.29	0.35
Dividends declared	0.135	0.130	0.130	0.130

2001

	December 31	September 30	June 30	March 31
Interest income	$ 9,482	$ 9,514	$ 9,887	$ 10,102
Interest expense	2,956	3,782	4,114	4,371
Net interest income	6,163	5,732	5,773	5,731
Provision for loan losses	1,108	1,400	135	235
Investment securities gains (loss), net	99	16	40	25
Income before income taxes	819	232	1,796	1,846
Net income	581	102	1,300	1,349
Per share				
Net income (Basic)	$ 0.13	$ 0.02	$ 0.30	$ 0.30
Net Income (Diluted)	0.12	0.02	0.30	0.30
Dividends declared	0.130	0.130	0.130	0.130

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
First Chester County Corporation

We have audited the accompanying consolidated balance sheets of First Chester County Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Chester County Corporation as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 24, 2003

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
Tel: 215 561-4200
Fax: 215 561-1066

Directors and Officers

Board of Directors

Charles E. Swope
Chairman of the Board and President

David L. Peirce
Former President, Denney-Reyburn Company

Clifford E. DeBaptiste
Chairman, DeBaptiste Funeral Homes, Inc.

John B. Waldron
Associate, Arthur Hall Insurance Group

John A. Featherman, III
Attorney, MacElree, Harvey, Gallagher, Featherman & Sebastian, Ltd.

John J. Ciccarone
President, Omega Industries, Inc.

John S. Halsted
Attorney, Gawthrop, Greenwood & Halsted

M. Robert Clarke
President, Clarke, Nicolini & Associates, Ltd.

J. Carol Hanson
Executive Director
Barclay Friends Corporation

Charles E. Swope
Chairman of the Board and President

Kevin C. Quinn
Chief Operating Officer

Executive Vice Presidents

Peter J. D'Angelo
Personal Banking

J. Duncan Smith
Financial Support Services

William D. Wagenmann, Jr.
Administrative Services

David W. Glarner
Business Banking

Linda M. Hicks
Financial Management Services

Senior Vice Presidents

James K. Gallagher
Leasing

Richard W. Kaufmann
Credit Administration

Richard M. O'Donnell
Branch Administration

Anthony J. Poluch, Jr.
Business Development

Patricia A. Travaglini
Residential Mortgage

James McLaughlin
Commercial Mortgage

Michelle E. Venema
Commercial Lending


Our Mission
The First National Bank of Chester County is an established, independent, profitable, full service provider of quality financial products and services. We are committed to customer service excellence, community involvement, and attracting and retaining outstanding employees.
Our Vision
To be the preferred financial choice of individuals and businesses seeking solutions, delivery, trust and excellence.
FIRST CHESTER COUNTY CORPORATION
FIRST NATIONAL BANK OF CHESTER COUNTY
9 NORTH HIGH STREET • P.O. BOX 523
WEST CHESTER, PENNSYLVANIA 19380
www.fnbchestercounty.com